As filed with the Securities and Exchange Commission on October 27, 2004

Registration No. 333-117016

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ON SEMICONDUCTOR CORPORATION

AND THE GUARANTORS IDENTIFIED IN FOOTNOTE (1) BELOW

(Exact name of Registrant as specified in its charter)

Delaware	36-3840979
(State of incorporation)	(I.R.S. Employer Identification Number)

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George H. Cave, Esq.

Senior Vice President, Secretary and General Counsel

ON Semiconductor Corporation

5005 E. McDowell Road,

Phoenix, Arizona 85008

(602) 244-5226

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen H. Shalen, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

(1)	The following domestic direct subsidiaries of ON Semiconductor Corporation, each of which is incorporated or organized in Delaware and has the I.R.S. employer identification number indicated, are guarantors of the notes and are co-registrants: Semiconductor Components Industries, LLC (36-4292817), SCG (Malaysia SMP) Holding Corporation (36-4307329), SCG (China) Holding Corporation (36-4265717) and SCG (Czech) Holding Corporation(36-4292303). The following domestic direct subsidiaries of Semiconductor Components Industries, LLC, each of which is incorporated or organized in Delaware and has the I.R.S. employer identification number indicated, are also guarantors of the notes and are co-registrants: Semiconductor Components Industries Puerto Rico, Inc. (36-4304551) and SCG International Development LLC (36-4292819). The following domestic direct subsidiaries of Semiconductor Components Industries, LLC, each of which is incorporated in Rhode Island and has the I.R.S. employer identification number indicated, are also guarantors of the notes and are co-registrants: Semiconductor Components Industries of Rhode Island, Inc. (05-0347660) and Semiconductor Components Industries International of Rhode Island, Inc. (05-0492494).

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 27, 2004

PROSPECTUS

$260,000,000

Zero Coupon Convertible Senior Subordinated Notes Due 2024,

the Related Note Guarantees, and

Common Stock Issuable upon Conversion of the Notes

This prospectus relates to the offer and sale from time to time by the persons listed under “Selling Securityholders” in this prospectus of up to $260,000,000 principal amount of our Zero Coupon Convertible Senior Subordinated Notes Due 2024 (and the related note guarantees as described herein), and shares of our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of the notes or the sale of the underlying common stock by the selling securityholders.

The notes will not bear interest and the principal amount will not accrete. The notes will mature on April 15, 2024. The notes will be fully and unconditionally guaranteed on an unsecured senior subordinated basis by certain of our existing and future subsidiaries.

Holders may convert the notes into shares of our common stock at a conversion rate of 101.8849 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on April 14, 2024 only under the following circumstances: (1) during any fiscal quarter commencing after June 30, 2004 through maturity, if the closing sale price of the Company’s common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter; (2) during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the notes have been called for redemption; (4) after the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services assigns an initial credit rating to the notes, during any period in which the credit rating assigned to the notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or any period in which the notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the notes; or (5) upon the occurrence of certain corporate events.

Beginning April 15, 2010, we may redeem any of the notes at a redemption price equal to the principal amount of such notes. Holders may require us to repurchase the notes for cash at a repurchase price equal to the principal amount of such notes on April 15 of 2010, 2014 and 2019.

Upon the occurrence of certain corporate events, each holder may require us to purchase all or a portion of such holder’s notes for cash at a price equal to the principal amount of such notes.

The notes are subordinated in right of payment to all of our senior indebtedness and pari passu in right of payment with our 12% senior subordinated notes due 2009 (which have been called for redemption on August 2, 2004). As of July 2, 2004, we had approximately $635.7 million of senior indebtedness outstanding.

For a more detailed description of the notes, see “Description of Notes”.

Our common stock is quoted on the Nasdaq National Market under the symbol “ONNN.” On October 26, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $3.20 per share.

Investing in the notes and the underlying common stock involves risks. See “ Risk Factors”.

Neither the Securities and Exchange Commission, any state securities commission nor any other United States regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

As used in this prospectus, the “Company,” “we,” “us,” “our” or “our company” refer, as the context requires, to:

•	ON Semiconductor Corporation, together with its wholly owned direct subsidiaries, including Semiconductor Components Industries, LLC, and its wholly owned indirect subsidiaries;

•	Solely in the context of our historical operations or results prior to our becoming an independent company as a result of our August 4, 1999 recapitalization, the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc.; and

•	ON Semiconductor Corporation as the issuer of the notes offered hereby.

The ON Semiconductor logo is a registered trademark of Semiconductor Components Industries, LLC.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

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NOTICE TO UNITED KINGDOM RESIDENTS

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) investment professionals falling within article 19(s) of the financial services and markets act 2000 (financial promotion) order 2001 (the “order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within article 49(2)(a) of the order (all such persons together being referred to as “relevant persons”). The notes and the underlying common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes or the underlying common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

INFORMATION REGARDING OUR INDUSTRY

In this prospectus, we rely on and refer to information regarding the semiconductor industry and our competitors that has been prepared by industry research firms, including World Semiconductor Trade Statistics and VLSI Research, or compiled from market research reports, analyst reports and other publicly available information. All industry and total addressable market data that are not cited as being from a specified source are from World Semiconductor Trade Statistics.

All of our market share information presented in this prospectus refers to our total product revenues in our total addressable market, which comprises the following specific World Semiconductor Trade Statistics product categories: (1) discrete products (all discrete semiconductors other than sensors, RF and microwave power transistors/modules, RF and microwave diodes, RF and microwave SS transistors, power FET modules, IGBT modules and optoelectronics); (2) standard analog products (amplifiers, voltage regulators and references, comparators, ASSP consumer, ASSP computer, ASSP automotive and ASSP industrial and others); and (3) standard logic products (general purpose logic and MOS general purpose logic only). We believe that this information is reliable, but we have not independently verified it.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at 450 Fifth Street N.W., Washington, D.C. 20549.

You may also obtain copies of our SEC filings by mail from the Office of Investor Education and Assistance of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549 or by telephone at l-800-SEC-0330. You may obtain information on the operation of the Public Reference Room and the Office of Investor Education and Assistance by calling the SEC at l-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Internet site (http://www.sec.gov).

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, emailing or telephoning us at the following address, email address or phone number:

Secretary

ON Semiconductor Corporation

5005 East McDowell Road

Phoenix, AZ 85008

Email: investor@onsemi.com

Telephone: 602-244-6600

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements, other than statements of historical facts, included in this prospectus are forward-looking statements, particularly statements about our plans, strategies and prospects under the headings “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (which is incorporated by reference into this prospectus from our annual report on Form 10-K for the year ended December 31, 2003, as amended, and our quarterly reports on Form 10-Q for the fiscal quarter ended April 2, 2004 and for the fiscal quarter ended July 2, 2004). Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. All forward-looking statements in this prospectus are made based on our current expectations and estimates, which involve risks, uncertainties and other factors that could cause results or events to differ materially from those expressed in forward-looking statements. Among these factors are changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at our customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with our substantial leverage and restrictive covenants in our debt instruments, risks associated with our international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally and risks involving environmental or other governmental regulation. Additional factors that could affect our future results or events are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and other factors are described from time to time in our other SEC filings. See in particular the “Risk Factors” section of this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements. We assume no obligation to update such information.

You should carefully consider the trends, risks and uncertainties described in the “Risk Factors” section of this prospectus and other reports filed by us with the SEC before making any investment decision with respect to the notes. If any of the trends, risks or uncertainties set forth below in the “Risk Factors” section of this prospectus actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our common stock could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into this prospectus, which means that:

•	incorporated documents are considered part of this prospectus, and

•	we can disclose to you important business and financial information about us that is not included in or delivered with this prospectus, by referring you to those other documents.

We incorporate by reference into this prospectus the documents listed below, as amended and supplemented, and all documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 10, 2004 and the amendment thereto filed with the SEC on March 22, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended April 2, 2004, filed with the SEC on May 10, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended July 2, 2004, filed with the SEC on August 6, 2004;

•	Proxy Statement filed with the SEC on April 13, 2004; and

•	Current Reports on Form 8-K that were filed on or about January 2, 2004, January 5, 2004 (two separate Current Reports), January 27, 2004, February 4, 2004, February 10, 2004, March 31, 2004 (two separate Current Reports), April 1, 2004, April 7, 2004, April 20, 2004, April 26, 2004, May 5, 2004, May 12, 2004, August 3, 2004 and October 27, 2004.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is qualified in its entirety by reference to that contract, agreement or document. If we have filed any of those contracts, agreements or other documents with the SEC, you should read such document for a more complete understanding of the document or matter involved. Information contained in this prospectus modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information that we file with the SEC after the date of this prospectus will automatically supersede the information in this prospectus and any earlier filed information incorporated by reference in this prospectus.

You can obtain any of the filings incorporated by reference into this document through us or from the SEC through the SEC’s web site or at the addresses listed above under “Where You Can Find More Information.”

SUMMARY

The following summary includes basic information about our company and this offering. It may not contain all of the information that is important to you. For a more complete understanding of our company and this offering, we encourage you to read this entire prospectus, including the section entitled “Risk Factors” and our consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

ON Semiconductor Corporation

We are a global supplier of power and data management semiconductors and standard semiconductor components. We design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products. Our power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices. Our data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems. Our standard semiconductor components serve as “building block” components within virtually all electronic devices.

We serve a broad base of end-user markets including computing, automotive electronics, consumer electronics, industrial electronics, wireless communications and networking. Applications for our products in these markets include portable electronics, computers, game stations, servers, automotive and industrial automation control systems, routers, switches, storage-area networks and automated test equipment.

We have four main product lines: power management and standard analog devices, metal oxide semiconductor (MOS) power devices, high frequency clock and data management devices and standard components. Our extensive portfolio of devices enables us to offer advanced integrated circuits and the “building block” components that deliver system level functionality and design solutions. Our product portfolio currently comprises approximately 17,000 products and we shipped approximately 25.4 billion units in 2003. We specialize in micro packages, which offer increased performance characteristics while reducing the critical board space inside today’s ever shrinking electronic devices. We believe that our ability to offer a broad range of products provides our customers with single source purchasing on a cost-effective and timely basis.

Our headquarters are located at 5005 E. McDowell Road, Phoenix, Arizona 85008, and our telephone number is (602) 244-6600.

THE OFFERING

Issuer	ON Semiconductor Corporation.

Securities Offered	$260,000,000 principal amount of Zero Coupon Convertible Senior Subordinated Notes due 2024.

Maturity Date	April 15, 2024, unless earlier redeemed, repurchased or converted.

Conversion Rights

You may convert the notes into shares of our common stock at an initial conversion rate of 101.8849 shares per $1,000 principal amount of notes (representing an initial conversion price of $9.815), subject to adjustment, prior to the close of business on the day before the final maturity date under any of the following circumstances:

•	during any fiscal quarter commencing after June 30, 2004, if the closing sale price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter, provided that if the notes become convertible under the foregoing provision during any fiscal quarter, then the notes will remain convertible at all times thereafter until the maturity date; or

•	during the five business-day period after any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

•	if the notes have been called for redemption; or

•	after the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services assigns an initial credit rating to the notes, during any period in which the credit rating assigned to the notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or in any period in which the notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the notes; or

•	upon the occurrence of specified corporate events described under “Description of Notes—Conversion of Notes—Conversion Upon Specified Corporate Transactions”.

Upon conversion, we have a right to deliver cash in lieu of shares of our common stock.

Note Guarantees

The notes are fully and unconditionally guaranteed (each such guarantee, a “Note Guarantee”) on an unsecured senior subordinated basis by certain existing and future subsidiaries of the Company (collectively, the “Note Guarantors”).

Ranking

The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. The notes rank equal in right of payment with all of our existing and future senior subordinated indebtedness and senior to all of our existing and future subordinated obligations.

The Note Guarantees are unsecured and subordinated in right of payment to all existing and future senior indebtedness of the Note Guarantors, including all guarantees of the Note Guarantors under senior indebtedness. The Note Guarantees rank equal in right of payment with all of the existing and future senior subordinated indebtedness of the Note Guarantors and are senior to all of the existing and future subordinated obligations of the Note Guarantors.

Sinking Fund	None.

Optional Redemption

We may redeem any of the notes beginning April 15, 2010, by giving you at least 30 days’ notice. We may redeem the notes either in whole or in part at a cash redemption price of 100% of their principal amount. See “Description of Notes—Optional Redemption by the Company.”

Repurchase at Option of the Holder upon a Designated Event

If a designated event (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity of the notes, you may require us to repurchase all or part of your notes at a repurchase price equal to 100% of their principal amount.

Repurchase at Option of the Holder

You have the right to require us to repurchase all or part of your notes on April 15 of 2010, 2014 and 2019 at a cash repurchase price equal to 100% of their principal amount. See “Description of Notes—Repurchase at Option of the Holder.”

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

Nasdaq National Market Symbol	ONNN.

RISK FACTORS

You should carefully consider the risks and uncertainties described below before purchasing the notes or the underlying common stock.

Risks Relating to Our Company

We have experienced declines in revenues and operating losses, and we may experience additional declines in revenues and operating losses in the future.

Our historical financial results have been, and our future financial results are anticipated to be, subject to substantial fluctuations. Our revenue for the six months ended July 2, 2004 was $641.7 million, compared to $525.7 million for the six months ended July 4, 2003. Our revenues for 2003 were $1,069.1 million, compared to $1,093.7 million for 2002 and $1,223.2 million in 2001. This decline was due primarily to declines in the average selling prices for our products. We incurred a net loss of $51.1 million for the six months ended July 2, 2004, compared to a net loss of $108.0 million for the six months ended July 4, 2003. We incurred net losses of $166.7 million, $141.9 million and $831.4 million in 2003, 2002 and 2001, respectively. The most recent downturn in our business has been most pronounced with respect to our high frequency clock and data management products. Revenues from high frequency clock and data management products represented $80.5 million, $72.0 million and $118.5 million, or 7.5%, 6.6% and 9.7% of the total revenues in 2003, 2002 and 2001, respectively.

Reduced end-user demand, continued price declines, excess inventory, underutilization of our manufacturing capacity and other factors could adversely affect our business in the near term and we may experience additional declines in revenue and operating losses in the future. In order to return to profitability, we must successfully implement our business plan, including our cost reduction initiatives. However, we also currently face an environment of uncertain demand and pricing pressure in the markets our products address. We cannot assure you that we will be able to return to profitability or that we will be able to sustain our profitability, if achieved.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (for semiconductors and for the end-user products in which they are used) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future. The most recent downturn, which began in the fourth quarter of 2000, was severe and prolonged, and it is uncertain whether recent improvements in semiconductor industry performance will continue or whether such improvements will benefit us to the same extent as they benefit other industry participants. Future downturns in the semiconductor industry may also be severe and prolonged. Future downturns in the semiconductor industry, or any failure of the industry to fully recover from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the internet and other computing and communications technologies. During 2001, we—like many of our customers and competitors—were adversely affected by a general economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our integrated circuits and standard semiconductors. The terrorist attacks of September 11, 2001 also further depressed economic activity and demand for end-user products. The impact of slowing end-customer demand was compounded by higher than normal levels of equipment and component inventories among our original equipment manufacturer, subcontractor and distributor customers, resulting in increasing pricing pressure. We expect that factors including, but not limited to, economic uncertainty and downturns relating to the threat or actual occurrence of armed international conflict or terrorist attacks, reduced demand for end-user products, underutilization of our manufacturing capacity and changes in our revenue mix could adversely impact our operating results in the near term.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. The decline in product orders and shipments in 2001 resulted in reduced capacity utilization of our facilities as we have attempted to match production with anticipated customer demand. As a percentage of revenues, gross margin was 32.5% for the six-months ended July 2, 2004, as compared to 28.2% for 2003, 27.3% for 2002 and 18.4% in 2001. Despite the recent improvement in gross margin, increased competition and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.

The failure to implement, as well as the completion and impact of, our profitability enhancement programs and cost reductions could adversely affect our business.

Between 2000 and the end of 2003, we implemented a number of cost reduction initiatives in response to the significant downturn in our industry. These initiatives have included accelerating our manufacturing moves into lower cost regions, transitioning external supply to internal manufacturing and vice versa, outsourcing information technology and other services, working with our material suppliers to further lower costs, personnel reductions, reductions in employee compensation, temporary shutdowns of facilities with mandatory vacation and aggressively streamlining our overhead. However, we cannot assure you that these cost reduction initiatives will, in and of themselves, return us to profitability.

We recorded restructuring charges of $150.4 million in 2001, $27.7 million in 2002, $61.2 million in 2003 and $14.0 million during the first six months of 2004 to cover costs associated with our cost reduction initiatives. These costs were primarily comprised of employee separation costs and asset impairments. The impact of these restructuring actions on our ability to compete effectively is subject to risks and uncertainties. Because our restructuring activities involve changes to many aspects of our business, the cost reductions could adversely impact productivity and sales to an extent we have not anticipated. In addition, the outsourcing of certain functions, such as information technology services, could adversely affect our business if our service providers are unable to, or otherwise do not, comply with the agreements relating thereto.

Even if we fully execute and implement these activities and they generate the anticipated cost savings, there may be other unforeseeable factors that could adversely impact our profitability and business.

If we are unable to implement our business strategy, our revenues and profitability may be adversely affected.

Our future financial performance and success are largely dependent on our ability to implement our business strategy successfully. Our present business strategy to build upon our position as a global supplier of power and data management semiconductors and standard semiconductor components includes, without limitation, plans to: (1) maintain and refine our product portfolio; (2) continue to develop leading edge customer support services; (3) expand further our just-in-time delivery capabilities; (4) increase our die manufacturing capacity in a cost-effective manner; (5) reduce further the number of our product platforms and process flows; (6) continue to manage our existing portfolio of products aggressively; (7) rationalize our manufacturing operations; (8) relocate manufacturing operations or outsource to lower cost regions; (9) reduce selling and administrative expenses; (10) more productively use our capital expenditure dollars; (11) actively manage working capital; (12) develop new products in a more efficient manner; and (13) focus on the development of power management and standard analog and high frequency clock and data management products. We cannot assure you that we will successfully implement our business strategy or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our volume or revenue, rationalize our manufacturing operations or reduce our costs and expenses.

Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications that we are developing and on our ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities and reduce operating expenses as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, the threat or occurrence of armed international conflict and terrorist activities, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

We may require additional capital in the future, and additional funds may not be available on terms acceptable to us.

We believe that our existing cash and cash equivalents, together with the cash that we expect to generate from our operations and sales of assets in the ordinary course of business, will be sufficient to meet our planned capital needs for the next twelve months. However, it is possible that we may need to raise additional capital to fund our future activities or to consummate acquisitions of other businesses, products or technologies. As of July 2, 2004, we have $10.2 million of borrowing capacity available under our revolving credit facility. As of January 9, 2003, we amended our primary foreign exchange hedging agreement to provide for termination if at any time the amount available under our revolving credit facility is less than $2.5 million. Subject to the restrictions contained in our senior bank facilities and the indentures governing our first lien senior secured notes due 2010, our second lien senior secured notes due 2008 and our senior subordinated notes due 2009, we may be able to raise these funds by selling securities to the public or selected investors, or by borrowing money. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly, reduce planned capital expenditures and research and development, make selective dispositions of our assets or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets, or otherwise impair our ability to remain competitive.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. We are committed to maintaining spending on new product development in order to stay competitive in our markets. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required to remain competitive. The primary emphasis of our new product development is in the power management and standard analog and high frequency clock and data management solutions, with over 70% of our overall research and development investment targeted in these areas.

Uncertainties involving the ordering and shipment of, and payment for, our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. We routinely purchase inventory based on customers’ estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through distributors or contract manufacturers, or both, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers.

During 2001, the markets in which our customers operate were characterized by a dramatic decline in end-user demand and continued high levels of channel inventories, which reduced visibility of future demand for our products and, in some cases, led to delays or defaults in payments for our products. In 2002 and the first half of 2003, short customer lead times prevailed given the over-capacity in the industry. These and other factors adversely affected our revenues during this period.

An inability to introduce new products could adversely affect us, and changing technologies or consumption patterns could reduce the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to predict and adapt to these changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

We cannot assure you that we will be able to identify changes in the product markets and requirements of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end-users could have a material adverse effect on our business or prospects.

Competition in our industry could prevent us from maintaining our revenues and from raising prices to offset increases in costs.

The semiconductor industry, particularly the market for semiconductor components, is highly competitive. As a result of the recent economic downturn, competition in the markets in which we operate has intensified as manufacturers of semiconductor components have offered reduced prices in order to combat production overcapacity and high inventory levels. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

Many of our competitors may have certain advantages over us, including substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products; longer independent operating histories and presence in key markets; patent protection and greater name recognition.

Because our components are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, strategic relationships with customers, new product innovation, availability, delivery timing and reliability and customer sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Unless we maintain manufacturing efficiency, our future profitability could be adversely affected.

Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

From time to time, we have experienced difficulty in beginning production at new facilities, transferring production to other facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

In view of industry conditions in recent years, we reduced our capital expenditures from $149.0 million in 2001 to $40.5 million in 2002. In 2003, however, our capital expenditures totaled $59.8 million and in the six-months ended July 2, 2004 our capital expenditures were $48.7 million. We may be required to increase our future capital expenditures to meet increased demand.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume.

We cannot assure you that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment. In addition, our principal credit agreement limits the amount of our capital expenditures.

If we were to lose one of our large customers, our revenues and profitability could be adversely affected.

Product sales to our ten largest customers accounted in the aggregate for approximately 56% of our total revenues for the quarter ended July 2, 2004 and 54%, 52% and 46% of our total revenues in 2003, 2002 and 2001, respectively. Many of our customers operate in cyclical industries, and in the past we have experienced significant fluctuations from period to period in the volume of our products ordered. Generally, our agreements with our customers impose no minimum or continuing obligations to purchase our products. We cannot assure you that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of our customers would not have a material adverse effect on our business or prospects.

The loss of our sources of raw materials or manufacturing or other services, or increases in the prices of such goods or services, could adversely affect our operations and productivity.

Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. Generally, our agreements with suppliers impose no minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

In addition, for some of our products, such as our new Silicon Germanium (SiGe) technology, we are dependent upon a limited number of highly specialized suppliers for required components and materials. The number of qualified alternative suppliers for these kinds of technologies is extremely limited. We cannot assure you that we will not lose our suppliers for these key technologies or that our suppliers will be able to meet performance and quality specifications or delivery schedules. Disruption or termination of our limited supply sources for these components and materials could delay our shipments of products utilizing these technologies and damage relationships with current and prospective customers.

We also use third-party contractors for some of our manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. These contract manufacturers, including Amkor, PSI, AIT, ASE, KEC, Hynix, Liteon, Chartered and Phenitec, accounted for approximately 26%, 30% and 31% of our cost of sales in 2003, 2002 and 2001, respectively. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be adversely affected if these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

Furthermore, we recently entered into a five-year agreement with respect to the outsourcing of information technology infrastructure, messaging, data center network, help desk and onsite management services. The outsourcing of these and other functions could adversely affect our business if our service providers are unable to, or otherwise do not, comply with the agreements relating thereto.

Acquisitions and strategic alliances may harm our operating results or cause us to incur debt or assume contingent liabilities or dilute our stockholders.

We may in the future acquire and form strategic alliances relating to other businesses, products and technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing stockholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances we may have difficulty meeting future customer product and service requirements.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

Approximately 37%, 44% and 19% of our total revenues in 2002 and 30%, 52% and 18% of our total revenues in 2003 and 30%, 53% and 17% of our total revenue for the six-months ended July 2, 2004 were derived from the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. We maintain significant operations in Seremban, Malaysia; Carmona, the Philippines; Aizu, Japan; Leshan, China; Roznov, the Czech Republic; and Piestany, the Slovak Republic. In addition, we rely on a number of contract manufacturers whose operations are primarily located in the Asia/Pacific region.

We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

•	economic and political instability (including as a result of the threat or occurrence of armed international conflict or terrorist attacks);

•	changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	transportation delays;

•	power supply shortages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	currency convertibility and repatriation;

•	taxation of our earnings and the earnings of our personnel; and

•	other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations.

If we fail to attract and retain highly-skilled personnel, our results of operations and competitive position could deteriorate.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel. The market for personnel with such qualifications is highly competitive. For example, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. We have not entered into employment agreements with all of our key personnel. As employee incentives, we issue common stock options that generally have exercise prices at the market value at time of the grant and that are subject to vesting. At times, our stock price has declined substantially, reducing the effectiveness of these incentives. Loss of the services of, or failure to effectively recruit, qualified personnel, including senior managers and design engineers, could have a material adverse effect on our business.

We use a significant amount of intellectual property in our business. Some of that intellectual property is currently subject to disputes with third parties, and litigation could arise in the future. If we are unable to protect the intellectual property we use, our business could be adversely affected.

We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications, and we cannot assure you that:

•	any of the substantial number of U.S. and foreign patents and pending patent applications that we employ in our business, including those that Motorola assigned, licensed or sublicensed to us in connection with our 1999 recapitalization, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. Motorola has agreed to indemnify us for a limited period of time with respect to some claims that our activities infringe on the intellectual property rights of others. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages;

•	cease the manufacture, use, sale or importation of infringing products;

•	expend significant resources to develop or acquire non-infringing technologies;

•	discontinue the use of processes; or

•	obtain licenses to the infringing technologies.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain.

In July 2001, three stockholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our former officers, current and former directors and various investment banking firms who acted as underwriters in connection with our initial public offering in May 2000. In April 2002, the plaintiffs filed a consolidated, amended complaint that supercedes the individual complaints originally filed. The amended complaint generally alleges that our offering documents failed to disclose certain underwriting fees and commissions and underwriter tie-ins and other arrangements with certain customers of the underwriters that impacted the price of our common stock in the after-market. The plaintiffs are seeking unspecified damages. On July 15, 2002, together with other issuer defendants, we filed a collective motion to dismiss the class action lawsuit. On February 19, 2003, as to the claims brought against us under the antifraud provisions of the securities laws, the Court dismissed these claims with prejudice. As to the claims brought under the registration provisions of the securities laws, the Court denied the motion to dismiss these claims. In addition, the parties have stipulated to the voluntary dismissal without prejudice of the current and former directors and officers who were named as individual defendants in the litigation. In June 2003, upon the determination of a special independent committee of our Board of Directors, we elected to participate in a proposed settlement with the plaintiffs in this litigation. Formal settlement documents, including a stipulation of settlement and related documents, have been filed with the Court. The plaintiffs in the cases against us, along with the plaintiffs in the other related cases in which issuer defendants have agreed to the proposed settlement, have requested preliminary approval by the Court of the proposed settlement, including the form of the notice of the proposed settlement that will be sent to members of the proposed classes in each settling case. Certain underwriters who were named as defendants in the settling cases, and who are not parties to the proposed settlement, have filed an opposition to preliminary approval of the proposed settlement of those cases. Consummation of the proposed settlement remains conditioned on, among other things, receipt of both preliminary and final Court approval. If the Court preliminarily approves the proposed settlement, it will direct that notice of the terms of the proposed settlement be published in a newspaper and mailed to all proposed class members and schedule a fairness hearing, at which objections to the proposed settlement will be heard. Thereafter, the Court will determine whether to grant final approval to the proposed settlement. If this proposed settlement is ultimately submitted to and approved by the Court, it would result in a dismissal, with prejudice, of all claims in the litigation against us and against any of the other issuer defendants who elect to participate in the proposed settlement, together with the current or former officers and directors of participating issuers who were named as individual defendants.

We can provide no assurance as to the outcome of this securities litigation. Any conclusion of this litigation in a manner adverse to us could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of this litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola’s ownership, occupancy or use of real property occurring prior to the closing of our 1999 recapitalization. We also have purchased environmental insurance to cover certain claims related to historical contamination and future releases of hazardous substances. However, we cannot assure you that such indemnification arrangements and insurance policy will cover all material environmental costs. In addition, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

Based on information currently available to us, we believe that the future cost of compliance with existing environmental and health and safety laws and regulations, and any liability for currently known environmental conditions, will not have a material adverse effect on our business or prospects. However, we cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•	the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

Terrorist attacks, such as the attacks that occurred in New York and Washington D.C. on September 11, 2001, or threats or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

On September 11, 2001 the United States was the target of terrorist attacks of unprecedented scope. The threat or occurrences of international armed conflict or other terrorist activities both in the United States and internationally may affect the markets in which our common stock trades, the market in which we operate and our profitability. The terrorist attacks have caused instability in the global financial markets and future or threatened terrorist attacks or occurrences of international armed conflict could result in greater economic instability.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

We face an inherent business risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury or property damage (or both). In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in their recall. As suppliers become more integrally involved in the electrical design, original equipment manufacturers are increasingly expecting them to warrant their products and are increasingly looking to them for contributions when faced with product liability claims or recalls. A successful warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a product recall, would have adverse effects (that could be material) on our business, results of operations and financial condition.

Risks Relating to Our Indebtedness, the Notes and the Underlying Common Stock

Our substantial debt could impair our financial condition and adversely affect our ability to operate our business.

We are highly leveraged and have substantial debt service obligations. As of July 2, 2004, we had total long-term indebtedness of $1,174.0 million (including current maturities, but excluding unused commitments) and interest expense of $58.1 million for the six months ended July 2, 2004 and $151.1 million for the year ended December 31, 2003. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which reduces the funds available to us for our operations;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in market interest rates;

•	our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry; and

•	our substantial leverage could place us at a competitive disadvantage vis-à-vis our competitors who have less leverage relative to their overall capital structures.

We may incur more debt, which could exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements relating to our outstanding indebtedness restrict us from incurring additional indebtedness, but do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. Some of the debt we may incur may be secured by the same collateral securing certain of our existing indebtedness.

The agreements relating to our indebtedness may restrict our current and future operations, particularly our ability to respond to changes or to take some actions.

Our debt agreements contain, and any future debt agreements may include a number of restrictive covenants that impose significant operating and financial restrictions on among other things, our ability to:

•	incur additional debt, including guarantees;

•	incur liens;

•	sell or otherwise dispose of assets;

•	make investments, loans or advances;

•	make some acquisitions;

•	engage in mergers or consolidations;

•	make capital expenditures;

•	pay dividends, redeem capital stock or make certain other restricted payments or investments;

•	pay dividends from Semiconductor Components Industries, LLC to ON Semiconductor Corporation;

•	engage in sale and leaseback transactions;

•	enter into new lines of business;

•	issue some types of preferred stock; and

•	enter into transactions with our affiliates.

In addition, our senior bank facilities require that we maintain or achieve a minimum consolidated EBITDA and a minimum amount of cash and cash equivalents. Any future debt could contain financial and other covenants more restrictive than those that are currently applicable.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our operating results and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase any of our debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments, including the notes.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. If we do not generate sufficient cash flow from operations and proceeds from sales of assets in the ordinary course of business to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling additional assets, reducing or delaying capital investments or seeking to raise additional capital. The terms of our financing agreements contain limitations on our ability to incur additional indebtedness. As of July 2, 2004, we had $10.2 million of borrowing capacity available under our revolving credit facility. As of January 9, 2003, we amended our primary foreign exchange hedging agreement to provide for termination if at any time the amount available under our revolving credit facility is less than $2.5 million. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our debt obligations.

The notes and the note guarantees are subordinated in right of payment to senior indebtedness.

The notes are unsecured and subordinated in right of payment to our existing and future senior indebtedness. The indenture governing the notes does not limit the amount of additional indebtedness, including senior indebtedness, we or our subsidiaries can create, incur, assume or guarantee. As of July 2, 2004, we had approximately $635.7 million of senior indebtedness outstanding (excluding unused commitments), all of which was secured. In addition, upon default in payment with respect to certain of our senior indebtedness or an event of default with respect to this indebtedness permitting the acceleration thereof, we may be blocked from making payments on the notes pursuant to the indenture. See “Description of Notes—Ranking.”

Certain of our existing and future domestic subsidiaries have guaranteed, on a joint and several basis, our obligations under the notes on an unsecured and senior subordinated basis. However, the note guarantees are subordinated to the senior indebtedness of these note guarantors. As of July 2, 2004, our note guarantors had approximately $669.7 million of senior indebtedness outstanding (including their guarantees of our senior secured notes and guarantees under the senior bank facilities), all of which was secured.

Because the notes and the note guarantees are subordinated to our senior indebtedness and the senior indebtedness of our note guarantors, respectively, in the event of our liquidation or insolvency or that of any note guarantor, as the case may be, and in certain other circumstances as described in “Description of Notes—Ranking,” we or the note guarantors, as the case may be, will be permitted to make payment on the notes or the note guarantee, as applicable, only after our senior indebtedness or that of the note guarantor, as applicable, has been paid in full. Furthermore, because some of our senior indebtedness is secured by our and our subsidiaries’ assets, in the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the notes only after all of our secured debt, as well as our senior indebtedness, have been repaid in full from such assets. After paying our secured debt and other senior indebtedness in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

The notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries other than the note guarantors.

We are a holding company for the various subsidiaries that conduct our business on a worldwide basis. The notes are effectively subordinated to the liabilities, including trade payables, of our subsidiaries other than the note guarantors. If we or our non-guarantor subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of July 2, 2004, our non-guarantor subsidiaries had liabilities of approximately $584.9 million. Our non-guarantor subsidiaries may also from time to time incur other additional debt and liabilities.

Your ability to enforce the guarantees of the notes may be limited.

Although the notes are our obligations, they are unconditionally guaranteed on an unsecured senior subordinated basis by certain of our subsidiaries. The performance by each note guarantor of its obligations with respect to its note guarantee may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit by or on behalf of unpaid creditors of such note guarantor. Under these statutes, if a court were to find under relevant federal or state fraudulent conveyance statutes that a note guarantor did not receive fair consideration or reasonably equivalent value for incurring its guarantee of the notes, and that, at the time of such incurrence, the note guarantor: (i) was insolvent; (ii) was rendered insolvent by reason of such incurrence or grant; (iii) was engaged in a business or transaction for which the assets remaining with such note guarantor constituted unreasonably small capital; or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, then the court, subject to applicable statutes of limitation, could void the note guarantor’s obligations under its note guarantee, recover payments made under the note guarantee, subordinate the note guarantee to other indebtedness of the note guarantor or take other action detrimental to the holders of the notes.

The measure of insolvency for these purposes will depend on the governing law of the relevant jurisdiction. Generally, however, a company will be considered insolvent for these purposes if the sum of that company’s debts is greater than the fair value of all of that company’s property or if the present fair salable value of that company’s assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured or if a company is not able to pay its debts as they become due. Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including the note guarantees, if it determined that such transaction was made with the intent to hinder, delay or defraud creditors. In addition, a court could subordinate the indebtedness, including the note guarantees, to the claims of all existing and future creditors on similar grounds. The note guarantees also could be subject to the claim that, since the note guarantees were incurred for our benefit and only indirectly for the benefit of the note guarantors, the obligations of the note guarantors under the note guarantees were incurred for less than reasonably equivalent value or fair consideration.

There can be no assurance as to what standard a court would apply in order to determine whether a note guarantor was “insolvent” upon the sale of the notes or that, regardless of the method of valuation, a court would not determine that the subsidiary guarantor was insolvent upon consummation of the sale of the notes.

We are dependent upon our subsidiaries to service our debt.

Our assets consist primarily of the capital stock or other equity interests of our operating subsidiaries. Consequently, our cash flow and ability to service debt obligations, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to us, or upon loans, advances or other payments made by the subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in any instruments governing their indebtedness.

We may not have the funds necessary to finance the repurchase of the notes or may otherwise be restricted from making such repurchase if required by holders pursuant to the indenture.

On April 15 of 2010, 2014 or 2019 or at any time prior to maturity following a “designated event” under the indenture, holders may require us to repurchase their notes at a price of 100% of the principal amount of the notes. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of notes. In addition, any future credit agreements or other agreements relating to our indebtedness could contain provisions prohibiting the repurchase of the notes under certain circumstances, or could provide that a designated event constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain such a consent or refinance the indebtedness, we would not be permitted to repurchase tendered notes, which would constitute an event of default under the indenture and in turn would constitute a default under the terms of our other indebtedness.

The conditional conversion feature of the notes could result in your not receiving the value of the common stock into which the notes are convertible.

The notes are convertible into common stock only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your notes would otherwise be convertible.

Our reported earnings per share may be more volatile because of the conversion contingency provision of the notes.

Holders of the notes are entitled to convert the notes into shares of our common stock, among other circumstances, if the common stock price for the periods described in this prospectus is more than 120% of the conversion price. Unless and until this contingency or another conversion contingency is met, the shares of our common stock underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should this contingency or another conversion contingency be met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation.

We expect that the trading value of the notes will be significantly affected by the price of our common stock, which may be volatile.

Our common stock has experienced significant price and volume fluctuations. The market price of the notes is expected to be significantly affected by the market price of our common stock as well as the general level of interest rates and our credit quality. This may result in a significantly greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. For a discussion of the factors that may result in volatility in the market price of our common stock, see “Risks Relating to Our Company.”

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

As of October 15, 2004, the trading price of our common stock since our initial public offering has ranged from a high of $27.75 on May 1, 2000 to a low of $0.89 on October 4, 2002.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A large portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end-users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end-users’ demand, technological change, product obsolescence, competition or other factors;

•	cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements;

•	our liquidity and access to capital; and

•	our research and development activities and the funding thereof.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain issuer tender or exchange offers as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by the investors, or reduce their rating in the future, the market price of the notes and our common stock would be harmed.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our Certificate of Incorporation requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Holders of our common stock may experience dilution.

In September 2001, we sold 10,000 shares of our Series A Cumulative Convertible Redeemable Preferred Stock to TPG ON Holdings LLC, an affiliate of the Texas Pacific Group. Each share of preferred stock is convertible at the option of the holder into approximately 3,546 shares of our common stock as of the issue date, excluding shares into which the preferred stock is convertible due to accumulated and unpaid dividends and subject to customary anti-dilution adjustments. Under the anti-dilution provisions, the conversion price is subject to downward adjustment in the event we issue common stock, or derivative securities entitling the holder to subscribe for or acquire common stock, at a price below the then-current conversion price or market price. Holders of preferred stock are entitled to cumulative dividends, payable quarterly in cash, at a rate of 8% per annum (or if greater during the relevant quarterly period, in an amount equal to the value of the dividends that would be paid on our common stock then issuable upon conversion of the preferred stock), subject to applicable restrictions imposed by our principal credit facility. In the event dividends are not paid, the dividends will accumulate on a compounded basis and the number of shares of common stock into which the preferred stock is convertible will increase proportionately.

There is a possibility that the preferred stock will be converted at a price per share that is less than the then current market price of our common stock. If this were to occur, it may cause substantial dilution to our existing common stockholders.

TPG, as our principal stockholder, controls our company, which will limit the ability of our other stockholders to influence the outcome of director elections and other matters submitted for a vote of the stockholders.

Affiliates of Texas Pacific Group own 111,858,369 shares of our common stock and 10,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock. The shares of preferred stock entitle the holder to vote with holders of common stock as a single class and carry 40,625,997 votes as of October 15, 2004, which includes common shares that may become issuable as the result of accrued and unpaid dividends on the preferred stock within 60 days of October 15, 2004. Such shares of preferred stock are convertible into 45,956,359 shares of common stock, which also includes common shares that may become issuable as the result of accrued and unpaid dividends on the preferred stock within 60 days of October 15, 2004. As of October 15, 2004, the shares of common stock and preferred stock owned by affiliates of Texas Pacific Group represented 51.7% of the total voting power of our outstanding capital stock (or 52.6% of the total voting power of our outstanding capital stock, if such shares of preferred stock had been converted as of such date), which includes common shares that may become issuable as the result of accrued and unpaid dividends on the preferred stock within 60 days of October 15, 2004. Both of these percentages are based on the number of shares of common stock outstanding as of October 15, 2004.

As a result, Texas Pacific Group, through its affiliates, will be able to:

•	elect all of our directors and, as a result, control matters requiring board approval;

•	control matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

•	otherwise control or influence our business direction and policies.

In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

Sales in the public market of a substantial number of shares of common stock, including shares of common stock issued upon conversion of the Series A preferred stock and shares of our common stock owned by affiliates of Texas Pacific Group, could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of our common stock will be available for future sale, including the shares of our common stock issuable upon conversion of the Series A preferred stock and shares of our common stock owned by affiliates of Texas Pacific Group, all of which have been registered under the Securities Act under shelf registration statements.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

•	create a board of directors with staggered terms;

•	permit only our board of directors or the chairman on our board of directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	prohibit stockholder action by written consent;

•	authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for each of the periods indicated:

	Six Months Ended July 2, 2004	Years Ended December 31,				August 4 through December 31, 1999	January 1 through August 3, 1999
		2003	2002	2001	2000
Ratio of earnings to fixed charges	—	—	—	—	1.8	1.8	13.0

In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component. The deficiencies for the six months ended July 2, 2004 and for the years ended December 31, 2003, 2002 and 2001 were $46.4 million and $136.3 million, $129.6 million and $368.8 million, respectively.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has traded under the symbol “ONNN” on the Nasdaq National Market since April 28, 2000, except for the period from October 25, 2002 until September 3, 2003 during which our common stock was quoted on the Nasdaq SmallCap Market. The following table sets forth the high and low closing sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq National Market or the Nasdaq SmallCap Market, as applicable.

	Common Stock Price
	High	Low
Year Ended December 31, 2001

First Quarter	$8.2188	$4.7500

Second Quarter	7.4800	4.0000

Third Quarter	4.7900	1.6800

Fourth Quarter	2.3599	1.3300

Year Ended December 31, 2002

First Quarter	4.2000	2.2500

Second Quarter	5.9900	1.6000

Third Quarter	2.8100	1.1600

Fourth Quarter	2.6200	0.9100

Year Ended December 31, 2003

First Quarter	1.9500	1.0400

Second Quarter	2.7100	1.0300

Third Quarter	5.4600	2.6900

Fourth Quarter	7.0500	4.1900

Year Ended December 31, 2004

First Quarter	9.0000	6.3500

Second Quarter	7.8900	4.2200

Third Quarter	4.0000	2.5700

Fourth Quarter (through October 26, 2004)	3.5900	3.0200

As of October 15, 2004, there were approximately 245 holders of record of our common stock and 254,231,927 shares of common stock outstanding.

We have neither declared nor paid any cash dividends on our common stock since our initial public offering, and we do not presently intend to do so. Our future dividend policy with respect to our common stock will depend upon our earnings, capital requirements, financial condition, debt restrictions and other factors deemed relevant by our Board of Directors. Each of our senior bank facilities, senior secured first lien notes, senior secured second lien notes, senior subordinated notes and Series A cumulative convertible redeemable preferred stock restricts our ability to pay cash dividends to our common stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES

Definitions of certain terms used in this Description of Notes may be found under “—Certain Definitions.” For purposes of this section, the references to “Company,” “we,” “our” or “us” refers only to ON Semiconductor Corporation and not any of its subsidiaries.

The Notes were issued under an indenture among the Company, the Note Guarantors and Wells Fargo Bank, N.A., as Trustee (the “Indenture”). The Notes and the shares of the Company’s common stock issuable upon conversion of the Notes are covered by a registration rights agreement. You may request a copy of the Indenture and the registration rights agreement from the Trustee.

The following description is a summary of the material provisions of the Notes, the Indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Indenture, including the definitions of certain terms used in the Indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the Indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of Notes.

General

The Notes are:

•	general unsecured debt of the Company;

•	convertible into the Company’s common stock;

•	subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company;

•	senior in right of payment to all existing and future Subordinated Obligations of the Company;

•	effectively subordinated to all existing and future Secured Indebtedness of the Company and its subsidiaries to the extent of the value of the assets securing such Indebtedness; and

•	effectively subordinated to all liabilities of the foreign subsidiaries of the Company, which are not Guaranteeing the Notes, and any other future subsidiaries of the Company that do not Guarantee the Notes.

The Notes are Guaranteed by each of the following subsidiaries of the Company:

•	Semiconductor Components Industries, LLC,

•	SCG (Malaysia SMP) Holding Corporation,

•	SCG (Czech) Holding Corporation,

•	SCG (China) Holding Corporation,

•	Semiconductor Components Industries Puerto Rico, Inc.,

•	Semiconductor Components Industries of Rhode Island, Inc.,

•	SCG International Development LLC and,

•	Semiconductor Components Industries International of Rhode Island, Inc.

The Note Guarantees are:

•	general unsecured obligations of each Note Guarantor;

•	subordinated in right of payment to all existing and future Senior Indebtedness of each Note Guarantor;

•	pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of each Note Guarantor;

•	senior in right of payment to all existing and future Subordinated Obligations of each Note Guarantor;

•	effectively subordinated to all existing and future Secured Indebtedness of each Note Guarantor to the extent of the value of the assets securing such Indebtedness; and

•	effectively subordinated to all liabilities of the foreign subsidiaries of the Company, which are not Guaranteeing the Notes, and any other future subsidiaries of the Company that do not Guarantee the Notes.

The Notes are issued only in denominations of $1,000 and multiples of $1,000. The Notes will mature on April 15, 2024 unless earlier converted, redeemed or repurchased. We will not pay interest on the Notes nor will the principal amount of the Notes accrete.

Neither we nor any of our subsidiaries are subject to any financial covenants under the Indenture. In addition, neither we nor any of our subsidiaries are restricted under the Indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

You are not afforded protection under the Indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder upon a Designated Event.”

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal on the Notes and you may present the Notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the Trustee.

Conversion of Notes

You may convert any of your Notes, in whole or in part, into shares of the Company’s common stock prior to the close of business on the day before the final maturity date of the Notes, subject to prior redemption or repurchase of the Notes, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	subject to certain exceptions, upon satisfaction of a trading price condition;

•	upon notice of redemption;

•	after the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services assigns an initial credit rating to the Notes, during any period in which the credit rating assigned to the Notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or any period in which the Notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the Notes; or

•	upon the occurrence of specified corporate transactions.

The number of shares of common stock you will receive upon conversion of your Notes will be determined by multiplying the number of $1,000 principal amount of Notes you convert by the conversion rate on the date of conversion. You may convert your Notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the Notes is 101.8849 shares of common stock per $1,000 principal amount of Notes, subject to adjustment as described below, which represents an initial conversion price of $9.815 per share.

If we call Notes for redemption, you may convert the Notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your Notes for repurchase upon a designated event, you may convert your Notes only if you withdraw your repurchase election. Similarly, if you exercise your option to require us to repurchase your Notes other than upon a designated event, those Notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the Indenture. We will not issue fractional shares upon conversion of Notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of the Company’s common stock on the trading day prior to the conversion date. At the Company’s option, the Company may issue one share of its common stock in lieu of paying cash for fractional shares. Delivery to the holder of the full number of shares of the Company’s common stock into which a Note is convertible, together with any cash payment (or at the Company’s option, the issuance of one share of its common stock) for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the Note.

For a discussion of your tax treatment upon receipt of the Company’s common stock upon conversion, see “Material U.S. Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Market Price Condition

You may surrender your Notes for conversion into the Company’s common stock during any fiscal quarter commencing after June 30, 2004, if the closing sale price of the Company’s common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter, provided that if the Notes become convertible under the foregoing provision during any fiscal quarter, then the Notes will remain convertible at all times thereafter until the close of business on the day prior to the maturity date.

The “closing sale price” of the Company’s common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) as reported by the Nasdaq National Market, or if the Company’s common stock is not quoted on the Nasdaq National Market, then as reported on such date in composite transactions for the principal United States national or regional securities exchange on which the Company’s common stock is traded or, if the Company’s common stock is not listed on a United States national or regional securities exchange or quoted on the Nasdaq National Market, then as reported by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate, and such determination shall be conclusive. The “conversion price” with respect to a Note as of any day will equal $1,000 divided by the number of shares of common stock issuable upon the conversion of $1,000 principal amount of Notes on such day.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your Notes for conversion into the Company’s common stock during the five business-day period immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of Notes, as determined following a request by a holder of Notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of the Company’s common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the Notes at such time; provided, however, that you may not convert your Notes in reliance on this provision after April 15, 2019 if on any trading day during such measurement period the closing sale price of the Company’s common stock was between 100% and 120% of the then-effective conversion price of the Notes.

The “trading price” of the Notes on any date of determination means the average of the secondary market bid quotations obtained by the Trustee for $5,000,000 principal amount of the Notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the Trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the Trustee, that one bid shall be used. If the Trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the Notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of Notes will be deemed to be less than 98% of the product of the closing sale price of the Company’s common stock and the number of shares issuable upon conversion of $1,000 principal amount of the Notes.

In connection with any conversion upon satisfaction of the above trading price condition, the Trustee shall have no obligation to determine the trading price of the Notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of Notes would be less than 98% of the product of the closing sale price of the Company’s common stock and the number of shares of the Company’s common stock issuable upon conversion of $1,000 principal amount of the Notes at such time. At such time, we shall instruct the Trustee to determine the trading price of the Notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of Notes is greater than or equal to 98% of the product of the closing sale price of the Company’s common stock and the number of shares issuable upon conversion of $1,000 principal amount of the Notes.

Conversion Upon Notice of Redemption

If we call Notes for redemption, you may convert the Notes until the close of business on the second business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

Conversion upon Credit Ratings Event

After the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services assigns an initial credit rating to the Notes, you will have the right to surrender any or all of your Notes for conversion into shares of the Company’s common stock during any period in which the credit rating assigned to the Notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or any period in which the Notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the Notes. The Notes have not been assigned a credit rating by any rating agency. The Company does not intend and has no obligation to obtain a credit rating for the Notes and there is no certainty that any such credit rating will be assigned to the Notes.

Conversion Upon Specified Corporate Transactions

If the Company elects to:

•	distribute to all holders of the Company’s common stock rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, the Company’s common stock at less than the average of the closing sale prices of the Company’s common stock for the 10 trading days preceding the date such distribution is first publicly announced by us; or

•	distribute to all holders of the Company’s common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the Company’s common stock on the trading day immediately preceding the date such distribution is first publicly announced by us;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your Notes for conversion at any time until the earlier of the close of business on the second business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to the conversion rate will be made if you will otherwise participate in the distribution without conversion, nor will you have an ability to convert pursuant to this provision.

In addition, if the Company is a party to a consolidation, merger, binding share exchange or sale of all or substantially all of its assets, in each case pursuant to which the Company’s common stock would be converted into cash, securities or other property, you may surrender your Notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If the Company is a party to a consolidation, merger, binding share exchange or sale of all or substantially all of its assets, in each case pursuant to which the Company’s common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a Note into the Company’s common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your Notes immediately prior to the transaction. If the transaction also constitutes a designated event, you can require us to repurchase all or a portion of your Notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

Conversion Procedures

To convert your Note into common stock you must:

•	complete and manually sign the conversion notice on the back of the Note or a facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the Note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

The date you comply with these requirements is the “conversion date” under the Indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

Conversion Rate Adjustments

We will adjust the conversion rate if any of the following events occurs:

•	the Company issues common stock as a dividend or distribution on the Company’s common stock;

•	the Company issues to all holders of common stock rights or warrants to purchase the Company’s common stock entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, the Company’s common stock at a price less than the average of the closing sale prices of the Company’s common stock for the 10 trading days preceding the date such distribution is first publicly announced by us;

•	the Company subdivides or combines the Company’s common stock;

•	the Company distributes to all holders of the Company’s common stock shares of the Company’s capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If the Company distributes capital stock of, or similar equity interests in, a subsidiary or other business unit of the Company, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of the Company’s common stock, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If the Company distributes cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of the

Company’s common stock on the record date and (2) the denominator of which shall be the same price of a share on the record date less the per share amount of the distribution. “Current market price” shall mean the average of the daily closing sale prices per share of the Company’s common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the Company’s common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained, without the right to receive such distribution.

•	the Company or one of its subsidiaries makes a payment in respect of a tender offer or exchange offer for the Company’s common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price of the Company’s common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

To the extent that the Company has a rights plan in effect upon conversion of the Notes into common stock, you will receive, in addition to the Company’s common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if the Company distributed to all holders of the Company’s common stock, shares of the Company’s capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of the Company’s common stock;

•	a consolidation, merger or combination involving the Company; or

•	a sale or conveyance to another person or entity of all or substantially all of the property and assets of the Company;

in which holders of the Company’s common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the Notes into the Company’s common stock immediately prior to any of these events.

We may, from time to time, to the extent permitted by law, increase the conversion rate if the board of directors of the Company has made a determination that this increase would be in the best interests of the Company. Any such determination will be conclusive (as permitted by Nasdaq Marketplace rules). In addition, we may increase the conversion rate if the Company’s board of directors deems it advisable to avoid or diminish any income tax to holders of the Company’s common stock resulting from any stock or rights distribution.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material U.S. Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of the Company’s common stock or convertible or exchangeable securities or rights to purchase the Company’s common stock or convertible or exchangeable securities.

Payment Upon Conversion

Upon conversion, we may choose to deliver either cash in lieu of shares of the Company’s common stock or shares of the Company’s common stock, as described below.

At any time prior to maturity, the Company may at its option elect, by notice to the Trustee and the holders of the Notes, that upon conversion of the Notes at any time following the date of such notice, the Company shall be required to deliver cash in lieu of shares of the Company’s common stock.

Conversion On or Prior to the Final Notice Date

In the event that we receive your notice of conversion on or prior to the day that is five days prior to maturity (the “final notice date”), and we choose to satisfy our obligation upon conversion (the “conversion obligation”) by cash settlement, we will notify the holder electing to convert through the Trustee at any time on or before the date that is two business days following receipt of the holder’s notice of conversion (“cash settlement notice period”). Share settlement will automatically apply if we do not notify you that we have chosen cash settlement.

If we timely elect cash settlement, the holder may retract the conversion notice at any time during the two business days after notice that we intend to satisfy the conversion price in cash (the “conversion retraction period”). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares of the Company’s common stock (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then cash settlement will occur on the business day following the final trading day of the five trading-day period beginning on the first trading day after the final day of the conversion retraction period (the “cash settlement averaging period”), provided however, that the conversion shall be deemed to have occurred as described above under “—Conversion Procedures.” Settlement amounts will be computed as follows:

•	If we elect to satisfy the conversion obligation in shares of the Company’s common stock, we will deliver to the electing holder a number of shares of the Company’s common stock equal to (1) the aggregate principal amount of Notes to be converted divided by 1,000, multiplied by (2) the conversion rate.

•	If we elect to satisfy the conversion obligation in cash, we will deliver to the electing holder cash in an amount equal to the product of:

•	a number equal to (1) the aggregate principal amount of Notes to be converted divided by 1,000, multiplied by (2) the conversion rate; and

•	the average sale price of shares of the Company’s common stock during the cash settlement averaging period.

If a holder exercises its right to require us to repurchase its Notes as described under “Repurchase at Option of the Holder upon a Designated Event,” such holder may convert its Notes as provided above only if it withdraws its repurchase notice and converts its Notes prior to the close of business on the business day immediately preceding the applicable repurchase date.

Conversion After the Final Notice Date

In the event that we receive your notice of conversion after the final notice date, and we choose to satisfy the conversion obligation by cash settlement, we will notify you through the Trustee. Share settlement will apply automatically if we do not notify you that we have chosen cash settlement. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “Conversion On or Prior to the Final Notice Date” except that the cash settlement averaging period shall be the five trading-day period beginning on the first trading day after the final day of the conversion retraction period. If we timely elect cash settlement, the holder may retract the conversion notice at any time during the conversion retraction period. No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect cash settlement (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, settlement will occur on the business day following the final day of such cash settlement averaging period.

Optional Redemption by the Company

Beginning April 15, 2010, we may redeem the Notes, in whole or in part, for cash at a price of 100% of the principal amount. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of your Notes is selected for partial redemption and you convert a portion of your Notes, the converted portion will be deemed to be of the portion selected for redemption.

Repurchase at Option of the Holder

You have the right to require us to repurchase your Notes, in whole or in part, on April 15 of 2010, 2014 and 2019. We will be required to repurchase any outstanding Note for which you deliver a written repurchase notice to the paying agent, who will initially be the Trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the Notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a Note will be equal to 100% of the principal amount of the Notes to be repurchased.

Your right to require us to repurchase Notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent is initially the Trustee.

The repurchase notice must state:

(1) if certificated Notes have been issued, the note certificate numbers (or, if your Notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of Notes to be repurchased which must be in $1,000 multiples; and

(3) that the Notes are to be repurchased by us pursuant to the applicable provisions of the Notes and the Indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate numbers of the withdrawn Notes (or, if your Notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all Note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law.

Payment of the repurchase price for a Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the Note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the Note. If the paying agent holds money sufficient to pay the repurchase price of the Note on the business day following the repurchase date, then, on and after the date:

•	the Note will cease to be outstanding; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the Note.

This will be the case whether or not book-entry transfer of the Note has been made or the Note has been delivered to the paying agent.

Our ability to repurchase Notes may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding Note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the Notes.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the Notes, you may require us to repurchase your Notes, in whole or in part on a repurchase date that is 30 days after the date of our notice of the designated event. The Notes will be repurchased in integral multiples of $1,000 principal amount.

We will repurchase the Notes at a price equal to 100% of the principal amount of the Notes to be repurchased.

We will mail to all record holders a notice of a designated event within 30 days after it has occurred. We are also required to deliver to the Trustee a copy of the designated event notice. If you elect to require us to repurchase your Notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, your repurchase notice and any Notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for Notes surrendered for repurchase following the repurchase date.

The repurchase notice from the holder must state:

(1) if certificated Notes have been issued, the note certificate numbers (or, if your Notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of Notes to be repurchased, which must be in $1,000 multiples; and

(3) that the Notes are to be repurchased by us pursuant to the applicable provisions of the Notes and the Indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate numbers of the withdrawn Notes (or, if your Notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a Note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the Note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the Note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the Note. If the paying agent holds money sufficient to pay the repurchase price of the Note on the business day following the repurchase date, then, on and after the date:

•	the Note will cease to be outstanding; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the Note.

This will be the case whether or not book-entry transfer of the Note has been made or the Note has been delivered to the paying agent.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of the common stock of the Company is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock (or comparable equity security of a non-U.S. entity) that:

•	is listed on or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if the Company’s common stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq Stock Market.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, that may be applicable. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the Notes.

These designated event repurchase rights could discourage a potential acquirer of the Company. However, this designated event repurchase feature is not the result of knowledge of the Company’s management of any specific effort to obtain control of the Company by means of a merger, tender offer or solicitation, or part of a plan by the management of the Company to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect the Company’s financial condition or business operations. Our obligation to offer to repurchase the Notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

The occurrence of certain events which would constitute a designated event would constitute a default under the Credit Agreement. In addition, the Senior Secured Notes include similar provisions which would constitute a designated event and would require such Senior Secured Notes to be repurchased upon a designated event. Future Senior Indebtedness of the Company may contain similar restrictions, provisions or prohibitions of certain events which would constitute a designated event or require such Senior Indebtedness to be repurchased upon a designated event. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the designated event itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that the Company will have sufficient assets to satisfy its repurchase obligations under the Notes.

Ranking

The Notes are unsecured obligations of the Company, are subordinated in right of payment to all existing and future Senior Indebtedness of the Company, rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company and are senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes also are effectively subordinated to any Secured Indebtedness of the Company and the subsidiaries of the Company to the extent of the value of the assets securing such Indebtedness.

The Company currently conducts all of its operations through its subsidiaries. The Note Guarantees are unsecured obligations of the applicable Note Guarantor, are subordinated in right of payment to all existing and future Senior Indebtedness of such Note Guarantor, rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of such Note Guarantor and are senior in right of payment to all existing and future Subordinated Obligations of such Note Guarantor. The Note Guarantees also will be effectively subordinated to any Secured Indebtedness of the applicable Note Guarantor to the extent of the value of the assets securing such Secured Indebtedness.

None of the Company’s existing and future foreign subsidiaries will Guarantee the Notes other than foreign subsidiaries which Guarantee any Indebtedness evidenced by the Senior Subordinated Notes or, if no Senior Subordinated Notes remain outstanding, by the Senior Secured Notes, or if no Senior Secured Notes remain outstanding, by any outstanding Designated Notes. Creditors of such foreign subsidiaries, including trade creditors, and preferred stockholders (if any) of such foreign subsidiaries generally will have priority with respect to the assets and earnings of such foreign subsidiaries over the claims of our creditors, including holders of the Notes. The Notes, therefore, will be effectively subordinated to creditors, including trade creditors, and preferred stockholders (if any) of the Company’s foreign subsidiaries.

As of July 2, 2004, there were outstanding:

(1) $635.7 million of Senior Indebtedness of the Company, all of which was Secured Indebtedness;

(2) $260 million of Senior Subordinated Indebtedness of the Company (other than the Notes), all of which have been called for redemption on August 2, 2004;

(3) $146.9 million of Indebtedness of the Company that is subordinated or junior in right of payment to the Notes;

(4) $34.0 million of Senior Indebtedness of the Note Guarantors (exclusive of intercompany debt and Guarantees of, and in the case of Semiconductor Components Industries, LLC, direct obligations under, the Senior Indebtedness described in paragraph (1) above);

(5) no Senior Subordinated Indebtedness of the Note Guarantors (other than the Note Guarantees); and

(6) no Indebtedness of the Note Guarantors, other than $146.9 million under the Junior Subordinated Note, that is subordinate or junior in right of payment to the Note Guarantees.

The Indenture does not limit the amount of additional Indebtedness, including Senior Indebtedness, that we can create, incur, assume or Guarantee, nor does the Indenture limit the amount of Indebtedness or other liabilities that any of our subsidiaries can create, incur, assume or Guarantee.

Only Indebtedness of the Company that is Senior Indebtedness will rank senior in right of payment to the Notes. The Notes rank pari passu in right of payment with all other Senior Subordinated Indebtedness of the Company. The Company will not incur, directly or indirectly, any Indebtedness that is subordinated or junior in right of payment to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinated or junior in right of payment to Secured Indebtedness merely because it is unsecured.

We are obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee’s claims for these payments will generally be senior to those of the holders of the Notes in respect of all funds collected or held by the Trustee.

We may not pay principal, or premium (if any), on the Notes, or otherwise repurchase, redeem or otherwise retire the Notes if:

(1) any Designated Senior Indebtedness is not paid when due, or

(2) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case,

(x) the default has been cured or waived and any such acceleration has been rescinded, or

(y) such Designated Senior Indebtedness has been paid in full;

provided, however, that we may pay the Notes without regard to the foregoing if we and the Trustee receive written notice approving such payment from the representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) above has occurred and is continuing.

During the continuance of any default (other than a default described in clause (1) or (2) above) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we may not pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Company from the person or persons who gave such Blockage Notice,

(2) by repayment in full of such Designated Senior Indebtedness, or

(3) because no default with respect to any Designated Senior Indebtedness is continuing).

Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the second preceding sentence), the Company may resume payments on the Notes after the end of such Payment Blockage Period, unless the holders of such Designated Senior Indebtedness or the representative of such holders have accelerated the maturity of such Designated Senior Indebtedness and such Designated Senior Indebtedness has not been repaid in full.

Not more than one Blockage Notice may be given in any period of 360 consecutive days, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness (as defined below), the representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

Upon any payment or distribution of the assets of the Company to its creditors upon a total or partial liquidation or a total or partial dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property:

(1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of such Senior Indebtedness before the holders are entitled to receive any payment of principal on the Notes; and

(2) until such Senior Indebtedness is paid in full, any payment or distribution to which holders would be entitled but for the subordination provisions of the Indenture will be made to the holders of such Senior Indebtedness as their interests may appear, except that holders may receive shares of stock and any debt securities that are subordinated to such Senior Indebtedness to at least the same extent as the Notes; if a distribution is made to holders that due to the subordination provisions of the Indenture should not have been made to them, such holders will be required to hold it in trust for the holders of Senior Indebtedness of the Company, and pay it over to them as their interests may appear.

If payment of the Notes is accelerated because of an event of default, the Company or the Trustee (provided, that the Trustee shall have received written notice from the Company or a representative identifying the Designated Senior Indebtedness for which such representative is so designated, on which notice the Trustee shall be entitled to rely conclusively) shall promptly notify the holders of the Company’s Designated Senior Indebtedness (or their representative) of the acceleration. If any such Designated Senior Indebtedness is outstanding, the Company may not pay the Notes until five business days after such holders or the representative of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

By reason of the subordination provisions of the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and creditors of the Company who are not holders of Senior Indebtedness or holders of Senior Subordinated Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness.

Note Guarantees

Semiconductor Components Industries, LLC, SCG (Malaysia SMP) Holding Corporation, SCG (Czech) Holding Corporation, SCG (China) Holding Corporation, Semiconductor Components Industries Puerto Rico, Inc., Semiconductor Components Industries of Rhode Island, Inc., SCG International Development LLC and Semiconductor Components Industries International of Rhode Island, Inc. and certain future subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, have jointly and severally irrevocably and unconditionally Guaranteed on an unsecured senior subordinated basis full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, all obligations of the Company under the Indenture (including obligations to the Trustee) and the Notes, whether for payment of principal in respect of the Notes, expenses, indemnification or otherwise (all such obligations Guaranteed by such Note Guarantors being herein called the “Guaranteed Obligations”). Such Note Guarantors have agreed to pay, in addition to the amount stated above, any and all reasonable costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees. Each Note Guarantee is limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. If a Note Guarantee were to be rendered voidable, it could be subordinated by a court to all other Indebtedness (including guarantees and contingent liabilities) of the applicable Note Guarantor, and, depending on the amount of such indebtedness, a Note Guarantor’s liability in respect of its Note Guarantee could be reduced to zero. The Indenture provides that, so long as any Notes remain outstanding, if any subsidiary enters into or has an outstanding Guarantee of any Indebtedness evidenced by the Senior Subordinated Notes or, if no Senior Subordinated Notes remain outstanding, by the Senior Secured Notes, or if no Senior Secured Notes remain outstanding, by any outstanding Designated Notes, the Company will cause such subsidiary to become a Note Guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such subsidiary will Guarantee the payment of Notes. See “—Future Note Guarantors” below.

Each Note Guarantor that makes a payment under its Note Guarantee will be entitled to a contribution from each other Note Guarantor in an amount equal to such other Note Guarantor’s pro rata portion of such payment based on the respective net assets of all Note Guarantors at the time of such payment, as determined in accordance with GAAP.

The obligations of a Note Guarantor under its Note Guarantee are senior subordinated obligations. As such, the rights of holders to receive payment by a Note Guarantor pursuant to its Note Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Note Guarantor. The terms of the subordination provisions described above with respect to the Company’s obligations under the Notes apply equally to a Note Guarantor and the obligations of such Note Guarantor under its Note Guarantee.

Each Note Guarantee is a continuing Guarantee and shall (1) remain in full force and effect until payment in full of all the Guaranteed Obligations or until released as described in the following paragraph, (2) be binding upon each Note Guarantor and its successors and (3) inure to the benefit of, and be enforceable by, the Trustee, the holders and their successors, transferees and assigns. Each Note Guarantee shall be a Guarantee of payment and not of collection.

A Note Guarantee as to any Note Guarantor shall terminate and be of no further force or effect and such Note Guarantor shall be deemed to be released from all obligations under its Note Guarantee if such Note Guarantor ceases to Guarantee Indebtedness of the Company evidenced by the Senior Subordinated Notes or, if no Senior Subordinated Notes remain outstanding, by the Senior Secured Notes, or if no Senior Secured Notes remain outstanding, by any outstanding Designated Notes. At the request of the Company, the Trustee shall execute and deliver an appropriate instrument evidencing such release (in the form provided by the Company). Notwithstanding the foregoing, if the Credit Agreement so requires, any Note Guarantor that has Guaranteed Indebtedness under the Credit Agreement and is being released from its Guarantee thereunder will be simultaneously released from its Note Guarantee hereunder unless an event of default has occurred and is continuing.

Limitation on Liens

The Indenture provides that the Company may not incur any Secured Indebtedness that is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with (or on a senior basis to, in case of Indebtedness subordinated in right of payment to the Notes) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

Future Note Guarantors

The Indenture provides that, so long as any Notes remain outstanding, if any subsidiary of the Company enters into or has an outstanding Guarantee of any Indebtedness evidenced by the Senior Subordinated Notes or, if no Senior Subordinated Notes remain outstanding, by the Senior Secured Notes, or if no Senior Secured Notes remain outstanding, by any outstanding Designated Notes, the Company will cause such subsidiary to become a Note Guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such subsidiary will Guarantee the payment of Notes. Each Note

Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Note Guarantor, without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Merger and Sale of Assets

The Indenture provides that the Company may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•	the Company is the surviving person, or the resulting, surviving or transferee person, if other than the Company, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of the obligations of the Company under the Notes and the Indenture;

•	immediately after giving affect to such transaction (and treating any Indebtedness which becomes an obligation of the surviving person as a result of such transaction as having been incurred by such person at the time of such transactions), no default shall have occurred and be continuing; and

•	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture (if any) complies with the Indenture.

When such person assumes the obligations of the Company in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations under the Notes and the Indenture.

The Indenture provides that the Company will not permit any Note Guarantor to consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

•	in the case of any Note Guarantor that is a domestic subsidiary, such Note Guarantor is the surviving person, or the resulting, surviving or transferee person, if other than such Note Guarantor, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of the obligations of the applicable Note Guarantor, as the case may be, under the Note Guarantee;

•	immediately after giving affect to such transaction (and treating any Indebtedness which becomes an obligation of the surviving person as a result of such transaction as having been incurred by such person at the time of such transactions), no default shall have occurred and be continuing; and

•	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture (if any) complies with the Indenture;

provided, however, that the foregoing shall not apply to any Note Guarantor which ceases to Guarantee any Indebtedness of the Company evidenced by the Senior Subordinated Notes or, if no Senior Subordinated Notes remain outstanding, by the Senior Secured Notes, or if no Senior Secured Notes remain outstanding, by any outstanding Designated Notes.

Events or Default; Notice and Waiver

The following are events of default under the Indenture:

(1) we fail to pay principal when due upon maturity, redemption, repurchase or otherwise on the Notes whether or not prohibited by the provisions described under “—Ranking” above;

(2) we fail to provide timely notice of a designated event;

(3) the failure of the Company or any Note Guarantor to comply with its obligations under the covenant described under “—Merger and Sale of Assets” above;

(4) the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within the applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $25 million or its foreign currency equivalent and such failure continues for 10 days after receipt of the notice specified in the Indenture;

(5) we fail to deliver shares of the Company’s common stock upon conversion of the Notes within the time period required by the Indenture, and such failure continues for a period of 5 days after receipt of the notice specified in the Indenture;

(6) the failure of the Company or any Note Guarantor to perform or observe any of the other covenants in the Indenture for 60 days after notice;

(7) the failure by the Company or any Note Guarantor to perform or observe any of the covenants described under “—Limitation on Liens” and “—Future Note Guarantors” above for 30 days after notice (in each case, other than a failure to provide timely notice of a designated event);

(8) certain events involving the bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary;

(9) with respect to any judgment of money in excess of $25 million or its foreign currency equivalent against the Company or any Restricted Subsidiary:

a. the commencement of an enforcement proceeding thereon by any creditor if such judgment or decree is final and nonappealable and the failure by the Company or such Restricted Subsidiary, as applicable, to stay such proceeding within 10 days thereafter or

b. the failure of the Company or such Restricted Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days following such judgment or decree without being paid, discharged, waived or stayed; or

(10) Any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms hereof) or any Significant Subsidiary that is a Note Guarantor or person acting by or on behalf of such Significant Subsidiary denies or disaffirms such Significant Subsidiary’s obligations under the Indenture or any Note Guarantee and such default continues for 10 days after receipt of the notice specified in the Indenture.

The Trustee may withhold notice to the holders of the Notes of any default, except defaults in payment of principal on the Notes. However, the Trustee must consider it to be in the interest of the holders of the Notes to withhold this notice.

If an event of default occurs and continues, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal on the outstanding Notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal on the Notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding Notes may waive these past defaults.

Payments of principal on the Notes that are not made when due will accrue interest at the annual rate of 1% from the required payment date.

The holders of a majority of outstanding Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee, subject to limitations specified in the Indenture.

No holder of the Notes may pursue any remedy under the Indenture, except in the case of a default in the payment of principal on the Notes, unless:

•	the holder has given the Trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding Notes make a written request, and offer reasonable indemnity, to the Trustee to pursue the remedy;

•	the Trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the Notes;

•	the holder or holders have offered reasonable security or indemnity to the Trustee against any costs, liability or expense of the Trustee; and

•	the Trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding Notes is required to modify or amend the Indenture. However, a modification or amendment requires the consent of the holder of each outstanding Note if it would:

•	extend the fixed maturity of any Note;

•	reduce the principal amount or premium of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption by the Company”;

•	reduce any amount payable upon redemption or repurchase of any Note;

•	adversely change our obligation to repurchase any Note at the option of a holder or upon a designated event;

•	impair the right of a holder to receive payment of principal of such holder’s Notes on or after the due dates therefor or to institute suit for payment on any Note;

•	change the currency in which any Note is payable;

•	make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder;

•	impair the right of a holder to convert any Note or reduce the number of shares of the Company’s common stock receivable upon conversion;

•	reduce the quorum or voting requirements under the Indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the Indenture;

•	modify the Note Guarantees in a manner adverse to the holders;

•	subject to specified exceptions, modify certain of the provisions of the Indenture relating to modification or waiver of provisions of the Indenture; or

•	reduce the percentage of Notes required for consent to any modification of the Indenture.

We are permitted to modify certain provisions of the Indenture without the consent of the holders of the Notes.

Form, Denomination and Registration

The Notes were issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Resales Under This Prospectus

Notes resold under the registration statement of which this prospectus forms a part will be represented by one or more permanent global notes in definitive, fully registered form, which will be deposited with the trustee as custodian for DTC and registered in the name of DTC in New York, New York for the accounts of participants in DTC. The notes issued in the private placement of the notes in April 2004 are represented by one or more permanent global notes in definitive, fully-registered form without interest coupons, bearing legends relating to certain restrictions on the transfer of the notes. Those global notes have been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Upon each sale by a selling securityholder of notes (or shares of our common stock into which the notes may be converted) offered hereby, such selling securityholder will be required to deliver a notice of such sale to the trustee and to us. The notice will, among other things, identify the sale as a sale pursuant to the registration statement of which this prospectus forms a part and certify that the selling securityholder and the principal amount of notes and/or the number shares of common stock, as the case may be, are identified in this prospectus in accordance with applicable rules and regulations under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

Upon receipt by the trustee of the notice relating to such sale of notes, an appropriate adjustment will be made to reflect a decrease in the principal amount of the global notes issued in the private placement, and a corresponding increase in the principal amount of the global notes issued under this prospectus.

Global Note, Book-Entry Form

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be affected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each redemption or repurchase date, as the case may be. Neither we, the Trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note: or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the Trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes, including the presentation of Notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the Notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as in effect from time to time; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue Notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the Notes shall have been accelerated in accordance with the terms of the Notes and any holder shall have requested in writing the issuance of definitive certificated Notes; or

•	we have determined in our sole discretion that Notes shall no longer be represented by global notes.

Registration Rights of the Noteholders

In connection with the private placement of the notes in April 2004 we entered into a registration rights agreement with the initial purchasers. Pursuant to the Registration Rights Agreement we agreed to use our reasonable best efforts to keep the shelf registration statement, of which this prospectus is a part, effective until the earlier of:

•	such time as all of the registrable securities have been sold pursuant to the shelf registration statement or sold to the public pursuant to Rule 144 under the Securities Act or any other similar provision then in force (but not Rule 144A); or

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the Notes and the common stock issuable upon conversion of the Notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act or any similar provision then in force, but not Rule 144A.

Notwithstanding the foregoing, if and so long as it is required by applicable securities laws to permit resales of shares of common stock received upon conversion of Notes on an unrestricted basis, we will use our reasonable best efforts to ensure that a shelf registration statement remains effective for that purpose.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all suspension periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reporting.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling stockholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all customary expenses with respect to the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities and issuances of shares of common stock on an unrestricted basis upon the conversion of Notes in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling security holders through brokers and dealers.

In order to be named as a selling stockholder in this prospectus, you must complete and deliver a notice and questionnaire to us, together with any other information we may reasonably request. After receipt of the required information, we will, within 15 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus, and if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, we will use our reasonable best efforts to cause such filing to be declared effective within 45 days of filing. If you do not complete and deliver a questionnaire in the manner described above or provide the other information we may request, you will not be named as a selling stockholder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Information Concerning the Trustee

We have appointed Wells Fargo Bank, N.A., the Trustee under the Indenture, as paying agent, conversion agent, note registrar and custodian for the Notes. The Trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The Indenture contains certain limitations on the rights of the Trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates are permitted to engage in other transactions with us. However, if the Trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the Notes, the Trustee must eliminate such conflict or resign.

Governing Law

The Notes and the Indenture are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the number of years obtained by dividing (a) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (b) the then outstanding sum of all such payments.

“Bank Indebtedness” means any and all amounts payable under or in respect of the Credit Agreement and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or Semiconductor Components Industries, LLC whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof. Refinancing Indebtedness in respect of the Credit Agreement may be Incurred from time to time after termination of the Credit Agreement.

“Capital Stock” means any and all shares, partnership, membership or other interests, participations or other equivalents of or interests in (however designated) equity of any person, including any Preferred Stock (but excluding any debt securities convertible into such equity) and any rights to purchase, warrants, options or similar interests with respect to the foregoing.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Closing Date” means the date of the Indenture.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of August 4, 1999, as amended and restated as of April 22, 2004, among ON Semiconductor Corporation, Semiconductor Components Industries, LLC, as borrower, the lenders party hereto, and JPMorgan Chase Bank as administrative agent, collateral agent and syndication agent, including any collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Currency Agreement” means with respect to any Person any foreign exchange contract, currency swap agreements or other similar agreement or arrangement to which such Person is a party.

“Designated Notes” means any indebtedness of the Company for borrowed money that (i) is in the form of, or represented by, bonds, notes, debentures or other securities (other than promissory notes or similar evidence of indebtedness under bank loans, reimbursement agreements or receivables facilities) or any guarantee thereof and (ii) is, or may be, quoted, listed or purchased and sold on any stock exchange, automated securities trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

“Designated Senior Indebtedness” means (a) the Bank Indebtedness and (b) any other Senior Indebtedness of the Company that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25 million and is specifically designated by the Company, in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture. “Designated Senior Indebtedness” of a Note Guarantor has a correlative meaning.

“Disqualified Stock” means with respect to any person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (b) is convertible or exchangeable for Indebtedness or Disqualified Stock or (c) is redeemable at the option of the holder thereof, in whole or in part, in the case of clauses (a), (b) and (c) on or prior to 90 days after the Stated Maturity of the Notes; provided, however, that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to the Stated Maturity of the Notes shall be deemed Disqualified Stock; provided further, however, that Capital Stock issued to any plan for the benefit of employees shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

“Fair Market Value” means with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. For all purposes of this Indenture, Fair Market Value will be determined in good faith by the board of directors, whose determination will be conclusive and evidenced by a resolution of the board of directors.

“First Lien Documents” means the First Lien Note Indenture and all other instruments, agreements and other documents evidencing or governing the First Lien Notes or providing for any Guarantee or other right in respect thereof.

“First Lien Notes” means the senior secured first lien notes co-issued by the Company and Semiconductor Components Industries, LLC pursuant to an indenture dated as of March 3, 2003 in aggregate principal amount of $200,000,000.

“First Lien Note Indenture” means the indenture pursuant to which the First Lien Notes are issued.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in (a) the opinions and pronouncements of the Accounting Principles

Board of the American Institute of Certified Public Accountants, (b) statements and pronouncements of the Financial Accounting Standards Board, (c) such other statements by such other entities as approved by a significant segment of the accounting profession and (d) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Securities and Exchange Commission. All ratios and computations based on GAAP contained in this Indenture shall be computed in conformity with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any person Guaranteeing any Indebtedness.

“Hedging Obligations” of any person means the obligations of such person pursuant to any Interest Rate Agreement or Currency Agreement.

“Indebtedness” means with respect to any person on any date of determination, without duplication, the following items if and to the extent that any of them (other than items specified under clauses (3), (8), (9) and (10) below) would appear as a liability or, in the case of clause (6) only, preferred stock on the balance sheet of such person, prepared in accordance with GAAP, on such date:

(1) the principal amount of and premium (if any) in respect of indebtedness of such person for borrowed money;

(2) the principal amount of and premium (if any) in respect of obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto but excluding obligations in respect of letters of credit issued in respect of trade payables);

(4) all obligations of such person to pay the deferred and unpaid purchase price of property or services (except trade payables), which purchase price is due more than twelve months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

(5) all Capitalized Lease Obligations and all certain debt attributable to sale and leaseback transactions of such person;

(6) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any subsidiary of such person, any preferred stock (but excluding, in each case, any accrued dividends);

(7) all Indebtedness of other persons secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person; provided, however, that the amount of Indebtedness of such person shall be the lesser of (i) the Fair Market Value of such asset at such date of determination and (ii) the amount of such Indebtedness of such other persons;

(8) all obligations with respect to interest rates, swaps, caps, collar agreements, foreign currency hedges, exchanges and other similar agreements;

(9) all obligations of such person in respect of a receivables facility; and

(10) all obligations of the type referred to in clauses (1) through (9) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee.

The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations described above, at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount will be deemed to be the face amount of such Indebtedness less the remaining unaccreted portion of the original issue discount of such Indebtedness at such time, as determined in accordance with GAAP.

“Interest Rate Agreement” means with respect to any person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such person is party.

“Junior Subordinated Note” means the junior subordinated note of Semiconductor Components Industries, LLC due 2011 in the principal amount of $91 million, which is subordinated to the Notes.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Note Guarantee” means each Guarantee of the obligations with respect to the Notes issued by a subsidiary of the Company pursuant to the terms of this Indenture.

“Note Guarantor” means any subsidiary of the Company that has issued a Note Guarantee.

“Notes” means the Notes issued under the Indenture.

“Preferred Stock”, as applied to the Capital Stock of any person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such person, over shares of Capital Stock of any other class of such person.

“Receivables Facility” means one or more receivables financing facilities, as amended from time to time, pursuant to which the Company and/or any of its Restricted Subsidiaries sells its accounts receivable to a person that is not a Restricted Subsidiary pursuant to arrangements customary in the industry.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that is incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary (including Indebtedness of the Company that Refinances Refinancing Indebtedness); provided, however, that (a) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (b) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, (c) such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced and (d) if the Indebtedness being refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (i) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company or (ii) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Restricted Subsidiary” means any subsidiary of the Company that is a “Restricted Subsidiary” under the First Lien Note Indenture, the Second Lien Note Indenture, the Senior Subordinated Note Indenture, or any Designated Notes.

“Second Lien Documents” means the Second Lien Note Indenture, the Second Lien Security Documents and all other instruments, agreements and other documents evidencing or governing the Second Lien Notes or providing for any Guarantee or other right in respect thereof.

“Second Lien Notes” means the senior secured second lien notes co-issued by the Company and Semiconductor Components Industries, LLC pursuant to the Second Lien Note Indenture in an aggregate principal amount of $300,000,000.

“Second Lien Note Indenture” means the indenture pursuant to which the Second Lien Notes were issued.

“Second Lien Security Documents” means any and all security agreements, pledge agreements, mortgages and other agreements and documents pursuant to which any Liens are granted to secure any Indebtedness or other obligations in respect of the Second Lien Notes.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien. “Secured Indebtedness” of a Note Guarantor has a correlative meaning.

“Senior Indebtedness” of the Company means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of the Company whether outstanding on the date of the Indenture or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the Notes or such Note Guarantor’s Guarantee; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of the Company to any subsidiary of the Company;

(2) any liability for Federal, state, local or other taxes owed or owing by the Company;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or obligation of the Company (and any accrued and unpaid interest in respect thereof) that by its terms is subordinated or junior in right of payment to any other Indebtedness or obligation of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations; or

(5) any obligations with respect to capital stock.

“Senior Indebtedness” of a Note Guarantor has a correlative meaning.

“Senior Secured Notes” means the First Lien Notes and the Second Lien Notes.

“Senior Subordinated Notes” means the Senior Subordinated Notes due 2009 issued by the Company and Semiconductor Components Industries, LLC as co-issuers on August 4, 1999 in the aggregate principal amount of $400,000,000 and the Indebtedness represented thereby (including the Note Guarantees, Exchange Notes (each as defined in Subordinated Debt Documents), guarantees of Exchange Notes and any replacement notes).

“Senior Subordinated Note Documents” means the Senior Subordinated Note Indenture and all other instruments, agreements and other documents evidencing or governing the Senior Subordinated Notes or providing for any Guarantee or other right in respect thereof.

“Senior Subordinated Note Indenture” means the indenture dated as of August 4, 1999 among the Company, Semiconductor Components Industries, LLC, the Note Guarantors named therein and State Street Bank and Trust Company, as trustee pursuant to which the Senior Subordinated were issued.

“Senior Subordinated Indebtedness” means the Notes, the senior subordinated notes due 2009 and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness. “Senior Subordinated Indebtedness” of a Note Guarantor has a correlative meaning.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement. “Subordinated Obligation” of a Note Guarantor has a correlative meaning.

“Trade Payables” means, with respect to any person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Unrestricted Subsidiary” means any subsidiary of the Company that is an “Unrestricted Subsidiary” under the First Lien Note Indenture, the Second Lien Note Indenture, the Senior Subordinated Note Indenture, or any other notes, debentures, bonds or other similar instruments.

DESCRIPTION OF CAPITAL STOCK

Common Stock

The following summary does not purport to be complete. You should read the applicable provisions of the Delaware General Corporation Law, our restated certificate of incorporation and by-laws.

We are authorized to issue up to 500,000,000 shares of common stock, par value $.01 each. At October 15, 2004, we had outstanding 254,231,927 shares of common stock (assuming no conversion of our Series A preferred stock) and had reserved for future issuance approximately 40,142,409 shares of common stock (including shares underlying options that are outstanding) with respect to our various employee benefit plans.

Subject to the prior dividend rights of the holders of shares of our Series A preferred stock and any other shares of preferred stock from time to time outstanding, holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Each of our senior bank facilities, senior secured first lien notes, senior secured second lien notes, senior subordinated notes and Series A preferred stock restricts our ability to pay cash dividends to our common stockholders.

Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In the event of any liquidation, dissolution or winding up of ON Semiconductor, after the satisfaction in full of the liquidation preferences of holders of shares of our Series A preferred stock and any other shares of preferred stock then outstanding, holders of shares of common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not entitled to pre-emptive rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

Series A Preferred Stock

On September 7, 2001, TPG ON Holdings LLC purchased 10,000 shares of our Series A preferred stock for $100.0 million in cash. The Series A preferred stock was sold to TPG ON Holdings LLC in a private offering exempt from registration under the Securities Act. Each share of Series A preferred stock is convertible at the option of the holder at any time into shares of common stock at a conversion price of $2.82 per share of common stock, representing a $0.37 discount from the closing price per share price of our common stock on the issuance date, subject to specified anti-dilution adjustments. As of October 15, 2004, the shares of Series A preferred stock were convertible into 45,956,359 shares of our common stock, including shares that may becomes issuable as a result of accrued and unpaid dividends within 60 days of October 15, 2004.

At any time on or after the eighth anniversary of the issuance date of the Series A preferred stock, the holders may require that we redeem their shares at a redemption price per share equal to the greater of (i) the stated value of the Series A preferred stock plus all accrued and unpaid dividends thereon or (ii) 20% of the then current market price of the common stock (based upon the average closing price of the common stock over the preceding 30 trading days) and other assets and property, if any, into which one share of Series A preferred stock is then convertible. Prior to June 15, 2004, the preceding percentage was 50%. Effective June 15, 2004, the certificate of designations of the Series A preferred stock was amended to change the percentage from 50% to 20%. Upon a change in control, the holders of the Series A preferred stock may “put” their shares to us at 101% of the stated value plus accumulated and unpaid dividends. TPG ON Holdings LLC was also granted registration rights in respect of the common stock underlying the Series A preferred stock. On November 14, 2001, we filed a registration statement to register for future resale the common stock that is issuable upon the future conversion by TPG ON Holdings LLC of the Series A preferred stock.

The holders of the Series A preferred stock are entitled to vote with the holders of the common stock as a single class. As of the issuance date, each share of Series A preferred stock was entitled to approximately 3,135 votes, subject to certain adjustments for accumulated dividends and those made in accordance with the anti- dilution provisions. As the holder of our Series A preferred stock, TPG ON Holdings LLC is entitled to designate two Directors to serve on our Board of Directors for so long as TPG ON Holdings LLC and its affiliates beneficially own at least 50% of the Series A preferred stock. In connection with the Texas Pacific Group investment, the Board of Directors appointed a Special Independent Committee, which was comprised solely of independent Directors, to negotiate, consider and recommend approval or disapproval of the proposed investment transaction. The Special Independent Committee engaged an investment banker and independent legal counsel to assist in its negotiation and consideration of the Texas Pacific Group investment. The investment banker rendered an opinion that the Texas Pacific Group investment was fair, from a financial point of view, to holders of our common stock other than Texas Pacific Group. The Special Independent Committee unanimously recommended the approval and adoption of the Texas Pacific Group investment by the Board of Directors. For further information with respect to the Series A preferred stock, see our Form 8-K Current Report filed with the SEC on September 7, 2001.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary discusses the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. Except where noted, this summary deals only with notes and shares of common stock held as capital assets and is applicable only to investors who purchase notes at the initial offering price.

The following summary applies only to holders of notes or shares of common stock that are U.S. holders. For purposes of this summary, “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

Additionally, this summary does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

•	tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. If a partnership holds our notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of common stock, you should consult your tax advisor. If you are considering the purchase of notes, you are urged to consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction in light of your particular situation and circumstances.

Interest on the Notes

The notes will not pay or accrue any interest. U.S. Holders will therefore not include any amounts of interest as ordinary income.

Constructive Dividend

The conversion ratio of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under the Code. In particular, any adjustment in the conversion rate to compensate the holders of notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution of stock to you, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits (as calculated for U.S. federal income tax purposes). Any deemed dividend would not qualify as “qualified dividend income” and, therefore, would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of such dividends under recently enacted legislation.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Except as provided below under “Exchange of Notes into Common Stock, or Cash or a Combination Thereof,” you will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption or other taxable disposition and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally be equal to the amount paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to tax at preferential capital gains rates. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Exchange of Notes into Common Stock, Cash or a Combination Thereof

You will not recognize income, gain or loss upon the conversion or our repurchase of your notes solely for common stock. If you receive solely cash in exchange for your notes upon conversion or repurchase, your gain or loss will be determined in the same manner as if you disposed of the note in a taxable disposition (as described above under “Sale, Exchange, Redemption or Other Taxable Disposition of Notes”). If you receive a combination of cash and stock in exchange for your notes upon conversion or repurchase, the amount of gain realized will be equal to the excess of the sum of the fair market value of the common stock (as measured on the date of the exchange) and cash received over your adjusted tax basis in the note, but in no event should the amount recognized exceed the amount of cash received. You may not recognize any loss on the exchange. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share. The tax basis of the shares of common stock received upon a conversion or repurchase will equal the adjusted tax basis of the note that was converted or repurchased (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for these shares of common stock will include the period during which you held the notes. You are urged to contact your tax advisors concerning the ownership of common stock.

Information Reporting and Backup Withholding

Payments of additional amounts on the notes, payments of dividends on the common stock, and the proceeds of the sale or other disposition of the notes or shares of common stock may be subject to information reporting and U.S. federal backup withholding tax if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold to Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Lehman Brothers Inc. (the “Initial Purchasers”) and resold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of the notes.

Selling securityholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.

The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the numbers of shares of common stock into which those notes are convertible. Unless set forth below, to the best of our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

We have prepared the table below based on information received from the selling securityholders on or prior to October 25, 2004. However, any or all of the notes or shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or number of shares of common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements to this prospectus. From time to time, additional information concerning ownership of the notes and shares of common stock may rest with certain holders of the notes not named in the table below and of whom we are unaware.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
ACE Tempest Reinsurance Ltd	$270,000	*	27,509	*
Arbitex Master Fund, L.P.(6)	9,800,000	3.77%	998,472	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	9,040,000	3.48%	921,039	*
Argent Classic Convertible Arbitrage Fund L.P.	1,910,000	*	194,600	*
Argent Classic Convertible Arbitrage Fund II, L.P.	330,000	*	33,622	*
Arkansas Teacher Retirement	3,300,000	1.27%	336,220	*
Baptist Health of South Florida	410,000	*	41,773	*
Basso Holdings Ltd.	2,270,000	*	231,279	*
Basso Multi-Strategy Holding Fund Ltd.	865,000	*	88,130	*
BNP Paribas Equity Strategies, SNC(6)	3,640,000	1.40%	370,861	*
BP Amoco PLC Master Trust	538,000	*	54,814	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	3,930,000	1.51%	400,408	*
Delaware Dividend Income Fund, a series of Delaware Group Equity Funds V(6)	1,000,000	*	101,885	*

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
Deutsche Bank Securities Inc.(5)	3,500,000	1.35%	356,597	*
DKR Sound Shore Opportunity Holding Fund Ltd	1,175,000	*	119,715	*
DKR Sound Shore Strategic Holding Fund Ltd	2,000,000	*	203,770	*
Engineers Joint Pension Fund	285,000	*	29,037	*
FHS Trading Ltd	5,500,000	2.12%	560,367	*
Fore Convertible Master Fund, Ltd	1,189,000	*	121,141	*
Fore Plan Asset Fund, Ltd	106,000	*	10,800	*
General Motors Foundation, Inc.	85,000	*	8,660	*
General Motors Employees Global Group Pension Trust	1,195,000	*	121,752	*
Global Bermuda Limited Partnership	3,500,000	1.35%	356,597	*
Guggenheim Portfolio Company VIII (Cayman), Ltd	184,000	*	18,747	*
Highbridge International LLC(6)	2,000,000	*	203,770	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	141,000	*	14,366	*
Institutional Benchmarks Management Fund	600,000	*	61,131	*
Institutional Benchmarks Master Fund Ltd	1,529,000	*	155,782	*
KBC Financial Products Cayman Islands	11,500,000	4.42%	1,171,676	*
KBC Financial Products USA(5)(6)	1,500,000	*	152,827	*
Lakeshore International, Ltd	14,000,000	5.38%	1,426,389	*
LDG Limited	168,000	*	17,117	*
Lexington Vantage Fund c/o TQA Investors, LLC	14,000	*	1,426	*
Lyxor Master Fund(6)	200,000	*	20,377	*
MAN MAC I Limited	521,000	*	53,082	*
Microsoft Corporation	175,000	*	17,830	*
Morgan Stanley & Co. Incorporated(5)	7,500,000	2.88%	764,137	*
MSS Convertible Arbitrage 1% TQA Investors, LLC	8,000	*	815	*
Nicholas Applegate Capital Management U.S. Convertible & Income Mutual Fund	1,500,000	*	152,827	*
Nicholas Applegate Capital Management U.S. Convertible Income 2 Mutual Fund	1,500,000	*	152,827	*
Nicholas Applegate Capital Management U.S. Convertible Mutual Fund	485,000	*	49,414	*
OCM Global Convertible Securities Fund	35,000	*	3,566	*
OCM High Income Convertible Limited Partnership	360,000	*	36,679	*
OCM High Income Convertible Fund II Limited Partnership	825,000	*	84,055	*
Oppenheimer Convertible Securities Fund(6)	2,500,000	*	254,712	*
Piper Jaffray & Co.(5)	3,000,000	1.15%	305,655	*
Quattro Fund Ltd.	13,500,000	5.19%	1,375,446	*

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding(2)
Quattro Multistrategy Master Fund LP	900,000	*	91,696	*
RBC Alternative Assets Fund—Conv Arb	250,000	*	25,471	*
RenaissanceRe Holdings Ltd.	420,000	*	42,792	*
Richard King Mellon Foundation	185,000	*	18,849	*
San Diego City Retirement	615,000	*	62,659	*
San Diego County Convertible	1,285,000	*	130,922	*
Satellite Asset Management, LP	15,000,000	5.77%	1,528,274	*
Satellite Convertible Arbitrage Master Fund, LLC	25,000,000	9.62%	2,547,123	*
Singlehedge US Convertible Arbitrage Fund	1,020,000	*	103,923	*
Sphinx Convertible Arb Fund SPC	1,075,000	*	109,526	*
Sphinx Fund c/o TQA Investors, LLC	177,000	*	18,034	*
SSI Blended Market Neutral L.P.	279,000	*	28,426	*
SSI Hedged Convertible Market Neutral L.P.	923,000	*	94,040	*
State Employees’ Retirement Fund of the State of Delaware	80,000	*	8,151	*
Sturgeon Limited	750,000	*	76,414	*
The Long Term Investment Trust	515,000	*	52,471	*
The Northwestern Mutual Life Insurance Company—General Account	6,150,000	2.37%	626,592	*
The Northwestern Mutual Life Insurance Company—Group Annuity Separate Account	350,000	*	35,660	*
The St. Paul Travelers Companies, Inc.—Commercial Lines	70,000	*	7,132	*
The St. Paul Travelers Companies, Inc.—Personal Lines	50,000	*	5,094	*
TQA Master Fund, Ltd.	1,397,000	*	142,333	*
TQA Master Plus Fund, Ltd.	2,505,000	*	255,222	*
Tripar Partnership	175,000	*	17,830	*
Univest Multi-Strategy—Conv Arb	150,000	*	15,282	*
Viacom Inc. Pension Plan Master Trust	15,000	*	1,528	*
Virginia Retirement System	310,000	*	31,584	*
Wachovia Securities International Ltd.	15,800,000	6.08%	1,609,781	*
WPG Convertible Arbitrage Overseas Master Fund	550,000	*	56,037	*
WPG MSA Convertible Arbitrage Fund	50,000	*	5,094	*
Wyoming Staff Treasurer	620,000	*	63,169	*
Xavex-Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	475,000	*	48,395	*
Xavex-Convertible Arbitrage 10 Fund	720,000	*	73,357	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	270,000	*	27,509	*
All other holders of notes or future transferees, pledges or successors of any holders(4)(7)	62,286,000	23.93%	6,346,003	2.26%

Total	$260,000,000	100.00%	26,490,074	9.44%

*	Less than one percent (1%).
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 101.8849 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 254,231,927 shares of common stock outstanding as of October 15, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.
(3)	Information about other selling securityholders will be set forth in prospectus supplements, if required.
(4)	Assumes that any other holders of notes, or any future pledgees, donees, assignees, transferees or successors of or from any other holders of notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
(5)	This selling securityholder is a broker-dealer.
(6)	This selling securityholder is an affiliate of a broker-dealer.
(7)	Information about other selling securityholders will be set forth in prospectus supplements, if required.

PLAN OF DISTRIBUTION

We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

We will not receive any of the proceeds from the offering of notes or the shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts or commissions or agent’s commissions from the selling securityholders or from the purchasers of the notes and common stock for whom they may act as agent.

The notes and the common stock may be sold from time to time in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of sale, including Nasdaq in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on those exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes and the shares of common stock, short and deliver notes and the shares of common stock to close out the short positions, or loan or pledge notes and the shares of common stock to broker-dealers that in turn may sell the notes and the shares of common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the shares of common stock by the selling securityholders. Selling securityholders may decide not to sell any of the notes or the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.

The Company’s common stock is quoted on the Nasdaq National Market under the symbol “ONNN.”

The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

Each of the selling securityholders that is a registered broker-dealer or an affiliate of a registered broker-dealer has represented to us, and by its use of this prospectus repeats such representation to you, that it purchased its notes in the ordinary course of business and at the time of such purchase had no direct or indirect agreements or understandings with any person to distribute such notes or common shares issuable upon conversion of such notes.

The notes were issued and sold in April 2004 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. We have agreed to indemnify each selling securityholder (including the Initial Purchasers), and each selling securityholder’s directors, officers, employees, affiliates, agents and each person, if any, who controls that selling securityholder within the meaning of either the Securities Act or the Exchange Act, against, or contribute to payments that may be required because of, specified liabilities arising under the Securities Act, the Exchange Act or other applicable law. Each selling securityholder (including the Initial Purchasers) has agreed to indemnify us, our directors, each of our officers who has signed this registration statement and each person, if any, who controls us within the meaning of either the Securities Act or the Exchange Act, against, or contribute to payments that may be required because of, specified liabilities arising under the Securities Act, the Exchange Act or other applicable law.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

•	such time as all of the registrable securities have been sold pursuant to the shelf registration statement or sold to the public pursuant to Rule 144 under the Securities Act or any other similar provision then in force (but not Rule 144A); or

•	the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act or any successor provision.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed:

•	30 days in any three-month period; or

•	an aggregate of 90 days for all suspension periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reporting.

Prior to the private placement, there was no trading market for the notes. Although the broker dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of this shelf registration statement. Although the notes issued in the initial placement are eligible for trading on the PORTAL Market, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. We cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

LEGAL MATTERS

The validity of the notes offered hereby and the shares of the common stock issuable upon conversion of the notes has been passed upon us by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule of ON Semiconductor Corporation as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2003 filed March 22, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting. The separate financial statements of Semiconductor Components Industries, LLC, SCG Malaysia Holdings Sdn. Bhd., SCG Philippines, Incorporated, SCG (China) Holding Corporation, ON Semiconductor Japan Technology, Ltd. and ON Semiconductor Trading Ltd. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this prospectus by reference to ON Semiconductor Corporation’s Current Report on Form 8-K filed October 27, 2004, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

We are paying all of the selling securityholders’ expenses related to this offering, except that the selling securityholders will pay any applicable underwriting and broker’s commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by us in connection with this registration statement and the distribution of the notes and shares of common stock registered hereby. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$32,942
Accounting Fees and Expenses	158,125
Legal Fees and Expenses	231,000
Printing and engraving expenses	254,500
NASDAQ Listing Fee	45,000
Miscellaneous	278,433

Total	$1,000,000

Item 15. Indemnification of Directors and Officers.

The registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Article Eleventh of the registrant’s Restated Certificate of Incorporation provides that the registrant shall indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, provided that indemnification provided for by Section 145 or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

In addition, Section 102(b)(7) of the DGCL permits Delaware corporations to include a provision in their certificates of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or other unlawful distributions, or (iv) for any transactions from which the director derived an improper personal benefit. Article Sixteenth of the registrant’s Restated Certificate of Incorporation states that the personal liability of the directors of the registrant is eliminated to the fullest extent permitted by Section 102(b)(7). The registrant also carries liability insurance covering officers and directors.

As of September 7, 2001, we entered into an investment agreement with an affiliate of Texas Pacific Group in connection with the affiliate’s acquisition of our Series A preferred stock. In connection with this transaction, the Board of Directors formed a Special Independent Committee to assist with our Series A preferred stock purchase. As part of the investment agreement, we agreed to indemnify and hold harmless each member of the Special Independent Committee from and against any and all losses, penalties, judgments, suits, costs, claims, liabilities, damages and expenses incurred by each member as a result of, or arising out of, any claim relating to breach of fiduciary duty or illegality (other than claims based upon fraud, embezzlement or any criminal violation of law), in each case, related to our Series A preferred stock purchase; provided, however, that such indemnification shall only be available to the extent that both (i) indemnification for these losses is not available from us under applicable law or as a result of our insolvency, and (ii) our insurers refuse to pay on our directors’ and officers’ liability insurance policies with respect to these losses.

The foregoing summaries are necessarily subject to the complete text of the DGCL, our Certificate of Incorporation, our insurance policies and the investment agreement referred to above and are qualified in their entirety by reference thereto.

Item 16. Exhibits.

The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.

Exhibit Number		Description of Exhibits

3.1		Amended and Restated Certificate of Incorporation of ON Semiconductor Corporation as of August 1, 2002 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2002)

3.2		Amended and Restated Bylaws of ON Semiconductor Corporation (incorporated by reference from Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the Commission on March 10, 2004)

4.1		Specimen of share certificate of Common Stock, par value $.01, ON Semiconductor Corporation (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the Commission on March 10, 2004)

4.3	**	Indenture, dated as of April 6, 2004, among ON Semiconductor Corporation, the guarantors listed herein and Wells Fargo Bank, N.A., as Trustee

4.4	**	Form of Zero Coupon Convertible Senior Subordinated Notes due 2024 (included in Exhibit 4.3)

4.5	**	Registration Rights Agreement, dated April 6, 2004, among ON Semiconductor Corporation and Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as representatives of the Initial Purchasers

5.1	**	Opinion of Cleary, Gottlieb, Steen & Hamilton

12.1	**	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1	**	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit 5.1)

23.2	*	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP

23.3	*	Consent of Independent Accountants—PricewaterhouseCoopers LLP

24.1	**	Power of Attorney

25.1	**	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, N.A. under the Indenture

*	Filed herewith.
**	Previously filed.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to the information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in this prospectus, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in this prospectus, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its articles, bylaws or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on October 27, 2004.

ON SEMICONDUCTOR CORPORATION

By:	/s/ KEITH D. JACKSON
Name:	Keith D. Jackson
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ KEITH D. JACKSON (Keith D. Jackson)	President, Chief Executive Officer and Director of the registrant	October 27, 2004

	/s/ DONALD COLVIN (Donald Colvin)	Senior Vice President, Chief Financial Officer and Treasurer of the registrant	October 27, 2004

	/s/ DANIEL MCCRANIE* (J. Daniel McCranie)	Chairman of the Board of Directors of the registrant	October 27, 2004

	/s/ RICHARD W. BOYCE* (Richard W. Boyce)	Director of the registrant	October 27, 2004

	/s/ KEVIN R. BURNS* (Kevin R. Burns)	Director of the registrant	October 27, 2004

	/s/ JUSTIN T. CHANG* (Justin T. Chang)	Director of the registrant	October 27, 2004

	/s/ CURTIS J. CRAWFORD* (Curtis J. Crawford)	Director of the registrant	October 27, 2004

	/s/ JEROME N. GREGOIRE* (Jerome N. Gregoire)	Director of the registrant	October 27, 2004

	/s/ EMMANUEL T. HERNANDEZ* (Emmanuel T. Hernandez)	Director of the registrant	October 27, 2004

	/s/ JOHN W. MARREN* (John W. Marren)	Director of the registrant	October 27, 2004

*By:	/S/ GEORGE H. CAVE		October 27, 2004
George H. Cave As Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
3.1		Amended and Restated Certificate of Incorporation of ON Semiconductor Corporation as of August 1, 2002 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2002)

3.2		Amended and Restated Bylaws of ON Semiconductor Corporation (incorporated by reference from Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed with the Commission on March 10, 2004)

4.1		Specimen of share certificate of Common Stock, par value $.01, ON Semiconductor Corporation (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the Commission on March 10, 2004)

4.3	**	Indenture, dated as of April 6, 2004, among ON Semiconductor Corporation, the guarantors listed herein and Wells Fargo Bank, N.A., as Trustee

4.4	**	Form of Zero Coupon Convertible Senior Subordinated Notes due 2024 (included in Exhibit 4.3)

4.5	**	Registration Rights Agreement, dated April 6, 2004, among ON Semiconductor Corporation and Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as representatives of the Initial Purchasers

5.1	**	Opinion of Cleary, Gottlieb, Steen & Hamilton

12.1	**	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1	**	Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit 5.1)

23.2	*	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP.

23.3	*	Consent of Independent Accountants—PricewaterhouseCoopers LLP

24.1	**	Power of Attorney

25.1	**	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank, N.A. under the Indenture

*	Filed herewith.
**	Previously filed.